FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAY 11 2004

Report of Foreign Private Issuer

04028431

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE For July 10, 2003

Commission File Number: 000-30932

REGUS PLC

(Translation of registrant's name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

REGUS PLC

INDEX TO EXHIBITS

<u>Item</u>

1. RNS Announcement dated July 9, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2004

REGUS PLC.

By:

Name: Tim Regan
Title: Company Secretary

Item 1

Regus Group plc

Annual Report & Accounts 2003





Regus Group now finds itself in a significantly better position than at any time in the past two years.



We are committed to delivering sustainable profits.

Regus Group made strong progress in 2003. There was a marked improvement in trading in the fourth quarter - after tough conditions in the early part of the year.

Going into 2004, trading has continued to improve. Enquiry levels rose 28 per cent in January and February compared with the same period of 2003. Prices for new workstation sales and renewals were up 6.1 per cent on the average for the fourth quarter of 2003. Revenues in February were up 5.4 per cent on January and we expect further growth in March.

As a result, Regus Group now finds itself in a significantly better position than at any time in the past two years. The Group moved closer to profitability in 2003 and is now benefiting from rising global occupancy, a strengthened balance sheet, minimal debt and a record forward order book.

In terms of 2003 business performance, the Group's corporate outsourcing teams performed particularly well during the year. The number of government and public sector contracts increased. Unilever, Black & Decker, Dell, ABN Amro, and Citigroup were just a few of the major global brands that signed up with Regus during the period. Such business is clearly part of a growing trend among corporates to outsource their property requirements.

The Group's meeting room business also saw impressive growth and this was best illustrated by the landmark deal closed with IBM to provide their people with meeting rooms across 15 European countries.

In the year to 31 December 2003, Group revenues (excluding the UK business) were £256.6 million (2002: £266.5 million), EBITDA (Earnings before interest, tax, depreciation and amortisation) before exceptionals was £3.8 million (2002: loss of £22.9 million) and EBIT loss was £24.8 million (2002: loss of £129.4 million). On an underlying basis, before exceptional and non-trading items, we saw losses decreasing steadily over the course of the year.

During 2003, Regus Group re-organised its US business. This re-organisation – which involved use of Chapter 11 creditor protection - was completed in less than 12 months. As a result of these efforts, the Group's overall fixed costs – as well as its variable costs – are now under strict control. The US is a key market for the Group and there are clear signs that market conditions are improving. Mark Dixon, our Chief Executive, has relocated to the US to oversee future developments in this key market.

The Group strengthened its financial position after it raised £54.8 million through a fully subscribed rights issue in December 2003. At the same time, as part of its re-organisation in the US, a new holding company for the Group, Regus Group plc, was formally admitted to trading on the London Stock Exchange. This replaced Regus plc.

I must acknowledge the dedication and hard work of our staff around the world. They have been a great asset to Regus and we are proud of their commitment. Nothing would be possible without them. I should also like to thank our shareholders for their loyalty and patience.



John Matthews

Chairman
Regus Group plc

And finally I would like to record our gratitude to Stephen Stamp, who resigned as Group Finance Director in October, having played a major part in the re-organisation of our business.

In summary, Regus is well placed to benefit from the improved trading conditions that we are now beginning to see. 2004 has started encouragingly, benefiting from rising occupancy and demand. Our objective during the year is to drive revenue growth, with a particular focus on the corporate outsourcing market. With costs firmly under control, we are committed to delivering sustainable profits.

Our businesses have been restructured to meet current market demand and with our focus on improving occupancy and margins we are well on our way to improving the Group's performance.

CHIEF EXECUTIVE'S REPORT

Although the past year has been a tough one for Regus, I am pleased with the considerable progress we made in the second half of the year.

Our businesses have been restructured to meet current market demand and, with our focus on improving occupancy and margins, we are well on our way to improving the Group's performance. During the second half of the year, we successfully exited Chapter 11, re-organised our Group through a Scheme of Arrangement and raised £54.8 million through a Rights Issue.

The Group's difficulties arose largely as a result of over-capacity in the United States. This over-capacity coincided with deteriorating economic conditions, particularly on the West Coast. However, we have now addressed the issues we faced and with our new streamlined business, we have been able to move forward into 2004 on a much stronger footing. As you would expect, we remain vigilant and are keeping a close watch on developments in the US economy.

Our future success as a Group will be based on the excellence of the service we offer customers. For this reason, we have invested much time and energy in streamlining administration allowing our people to become even more customer-focused. We have also worked hard on refining our product offering.

To maintain our "best value" approach, we continue to bear down on overheads and in many areas, we are still adhering to the strict disciplines that were so necessary during our Chapter 11 process.

OUR CUSTOMERS AND OUR PEOPLE

Across the Group's principal operating regions, a new simplified global management structure has allowed us to concentrate more of our energies on our core business with customer service and cost control being our main objectives.

During the year, we communicated with our customers on a regular basis. It was important they were kept abreast of Regus' progress. At a time when economic conditions were generally tough around the world, it was also our aim to give customers the highest quality support possible and to provide products and services to them within their budgets.

Out in the field, our people worked hard to drive through change and were supportive of the corrective measures we took during the year. Our people remain our best asset and the foundation of our future success. To help our staff, we further reduced the administrative burden at centre level during the year. This process – based on our "Shared Service Centre" concept - has already delivered benefits in terms of finance and sales. We are confident that this process will help us provide an even better service to Regus' tens of thousands of customers.

SYSTEMS

Our management team has worked tirelessly to ensure that Regus is driven by and responsive to customer needs. As a result, our systems – customer-facing, operational and financial - are more informative, transparent and streamlined than ever before. Our day-to-day operating processes are also under constant review to ensure optimal efficiency. Whether it be sales reporting, inventory management or the all-important yield management, our management information systems are robust and scalable. We have invested in a new, world-class website as well as best-of-breed intranet and extranet capability. Our extranet, in particular, gives larger international clients the tools to manage their own reservations as well as to review service history and billings.

We continue to see great opportunities in this area but remain pleased with our progress to date.

PRODUCT AND SERVICES

The Regus product and service offering has undergone radical transformation. Rigorous analysis as well as detailed feedback from our customers has led us to review, redesign and relaunch many of our products and services.

Examples include Regus Virtual Office and our meeting room product, where, as a result of repositioning, we saw growth of 16% and 19% respectively in 2003 over 2002. GlaxoSmithKline, Accenture, Exxon Mobil and Procter and Gamble are some of the many clients we have won during the year. Nevertheless, we believe there is still significant scope for product improvement and growth in 2004.

Regus now offers integrated business solutions to its customers. Our business addresses specific customer needs for swing space, project offices, meeting rooms, conference facilities and long-term office outsourcing.

We are now witnessing an accelerating trend towards corporate outsourcing of property – in line with the already commonplace outsourcing of facilities, transport, IT, payroll and benefits.

This is our chosen marketplace and we tailor our offer to the customer and price accordingly. Ease-of-use, flexibility and cost-effectiveness are at the heart of everything we do.

SALES AND MARKETING

Our sales and marketing strategy now focuses exclusively on business need – customised solutions to client problems. In the past 12 months, we have stepped up recruitment and upgraded our sales force.

Our key account management teams have grown by almost one third to meet demand from high-growth customer segments around the world. At the same time, we are seeking to diversify our range of clients to give greater stability to our customer base. For instance, we have seen strong growth in government business over the past 12 months.

In terms of sales execution, our use of call centres has lowered the cost of sale while enhancing service. Increasingly, we are targeting customers through direct mail and direct marketing techniques that are cost-effective and accountable.

PROSPECTS

All these developments are positive. Indeed, if demand continues to grow and customers continue to request new locations, this may lead Regus to consider some modest expansion in its network.

Regus' strength is that it offers corporate business a reliable, consistent, cost-effective and flexible international platform. This also presents us with a unique opportunity.

For some time now, we have been seeing an emerging trend among our corporate clientele – towards the outsourcing of their property needs on a strategic, long-term and cross-border basis. Regus is in a prime position to benefit from this shift and we are confident that no one is better placed to assist corporate business with changing property requirements on a worldwide basis.

A report recently published by Fraser CRE, a leading firm of real estate management consultants, highlights the opportunities that exist – and the way corporate occupiers are moving fast to respond to changing circumstances. This is one of a number of reports – from Gartner, the Chartered Institute of Purchasing & Supply, Actium Consult, and others – offering evidence that suggests that corporate business is increasingly viewing property as non-core.

Our own work supports this and indicates that we are now witnessing an accelerating trend towards corporate outsourcing of property – in line with the already commonplace outsourcing of facilities, transport, IT, payroll and benefits. Forward-looking multinationals such as British Gas, IBM, Compaq and Unilever have already come to Regus seeking a cost-effective, flexible solution to their property needs and we have been able to provide an ideal outsourcing option.



Mark Dixon
Chief Executive
Regus Group plc

Looking ahead, I am confident that we have all the elements in place for a successful future. As a Group, it is of course imperative that we begin to deliver profits – and at the earliest opportunity.

Our hard work on management and customer service, systems, products and services, sales and marketing, will be critical to help us achieve that goal. Indeed, it is already bearing fruit in terms of increased revenue and occupancy, tighter costs and improved productivity.

It is our belief that corporate outsourcing of property is set to become a significant part of our business within the next five years. In my view, it has the potential to become a major industry in its own right. I am committed to placing Regus at the forefront of these developments, which are set to have a large-scale impact on the way business views and manages its property needs.

The Group is expected to be cash generative in the near future.

UK BUSINESS

In December 2002, the Group sold 58% of its UK business to Alchemy Partners for £32.3 million, including net deferred consideration of £6.7 million received in the first half of 2003.

The UK business accounted for 39% of the Group's turnover in 2002. The sale of this controlling interest has changed the status of this UK entity from a 100% fully consolidated subsidiary to an associate accounted for under the equity method of accounting.

The disposal has distorted the comparable results for 2002. The comparatives have therefore been adjusted to aid comparison.

CHAPTER 11 PROCEEDINGS

On 14 January 2003, Regus Business Centre Corp (principally as tenant to most of the US leases), Regus plc and Regus Business Centre BV (principally as guarantors to the US leases) filed voluntary petitions for bankruptcy relief under Chapter 11 in the US Bankruptcy Court.

These companies filed for bankruptcy because the Chapter 11 process offered the best available means to facilitate the implementation of necessary changes to the US business to bring costs and operations in line with the current business environment. In addition, the protections available under the Chapter 11 process offered access to capital through debtor-in-possession financing (akin to a working capital facility) that otherwise would not have been available.

In order to exit Chapter 11 successfully, it was necessary to obtain the approval and confirmation by the Bankruptcy Court of the Plan of Reorganisation. This occurred on 12 November 2003 and the Plan then became effective on 12 January 2004, following cash payments to creditors in settlement of their claims, the bulk of which were made up of general unsecured claims of approximately £19.6 million ($35.0 million) and preferred claims of approximately £2.2 million ($4.0 million).

In addition, Regus restructured the leases of its joint venture in the US with Equity Office Properties and issued loan stock in return. This was redeemed at a cost of £6.0 million ($10.7 million). The cost of the process in terms of professional fees incurred was £4.5 million ($8.0 million). No dilution of the interests of Regus shareholders took place directly as a result of the implementation of the Plan.

As a result of the Chapter 11 process, the cost base of our US business has been significantly reduced. With a strengthening US economy and major reorganisation behind us, the business is well positioned to benefit from a sustained upturn.

At the time of exiting Chapter 11, the Regus group of companies was reorganised by putting in place a new holding company by way of a Court approved Scheme of Arrangement.


This section should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report.
These financial statements have been prepared in accordance with UK GAAP.
The analysis and commentary included in this Financial Review are based on the Group's structure and reflects the manner in which the business is currently organised and managed.



£54.8 MILLION RIGHTS ISSUE

On 13 November 2003 a £54.8 million rights issue was announced. 1 new share was issued by way of rights for 3 existing shares and the issue was fully subscribed.

The offer closed on 29 December 2003. Under the rights issue, 195.9 million shares were issued at 28 pence per share, raising £54.8 million before issue costs of £1.8 million. The primary reason for the rights issue was to raise funds to repay the Chapter 11 creditors who under the agreed Plan of Reorganisation were due to be paid £27.8 million ($49.7 million) on 12 January 2004. The remainder is available for working capital purposes.

YEAR ENDED 31 DECEMBER 2003 COMPARED WITH YEAR ENDED 31 DECEMBER 2002

The Group recorded an operating loss before accounting for joint ventures and associates of £28.2 million in 2003 compared with £147.4 million in 2002.

Exceptional items of £6.4 million in 2003 (2002: £92.9 million) relate to costs incurred on the Chapter 11 proceedings and Scheme of Arrangement.

Group operating losses before exceptional items at £21.8 million in 2003 were £32.7 million lower than 2002.

The 2003 loss before interest and tax of £24.8 million (2002: £129.4 million) includes £6.7 million net profit on disposal of the controlling interest in the UK business and a £0.7 million net profit from the sale of own shares held by the Employee Benefit Trust.

No dividend was paid during the year and the Board has not recommended the payment of any final dividend.

GROUP REVENUE

Following the disposal of the controlling interest in the UK business, the Group is now managed under three regions, EMEA (Europe, Middle East and Africa), Americas and Asia Pacific.

The table below presents a regional analysis of the Group's revenue, centre contribution before exceptional items and available workstations. 2002 has been restated to show the results on a comparable basis.

	2003			2002 Restated		
	Revenue	Contribution*	Workstations	Revenue	Contribution*	Workstations
EMEA+	148.4	13.8	30,831	149.2	10.4	33,034
Americas	80.2	(4.1)	20,525	91.7	(19.6)	23,898
Asia Pacific	24.2	3.4	4,262	25.6	2.6	4,296
Regional total	252.8	13.1	55,618	266.5	(6.6)	61,228
Management fee from UK	3.8	3.8	–	–	–	–
Group excl UK Business	256.6	16.9	55,618	266.5	(6.6)	61,228
UK Business ++	–	–	–	169.1	28.9	26,266
Total	256.6	16.9	55,618	435.6	22.3	87,494

* Gross profit/(loss) before exceptional cost of sales
+ Europe (excluding UK), Middle East and Africa
++ A controlling interest in Regus Holdings (UK) Limited was sold on 31 December 2002.

At 31 December, Regus had free cash of £67.8 million.

Group revenue (excluding the UK business and management fees receivable from the UK) of £252.8 million was £13.7 million, or 5%, lower than in 2002, primarily due to currency fluctuations and the closure of unprofitable centres, principally in the USA. The weakening of the US dollar has adversely impacted our US dollar denominated revenues, which account for approximately 30% of the Group's turnover. At constant currencies, the EMEA region maintained revenues at 2002 levels, despite the closure of centres that resulted in a 7% reduction in workstation capacity.

Centre closures reduced available workstations by 9% to 55,618 (2002: 61,228). This reduction in capacity helped improve occupancy by 6 percentage points to 63%. Occupancy in the USA, our largest country, improved by over 15% from 2002 and reported a 78% occupancy for the month of December (December 2002: 60%).

In addition to the 3,373 workstation reduction in the Americas, management were successful in exiting committed capacity that would otherwise have increased volume by a further 5,500 workstations.

CENTRE CONTRIBUTION (GROSS PROFIT/(LOSS))

Centre contribution was £16.9 million (2002: loss of £64.4 million) which included no exceptional items in 2003 (2002: £57.8 million).

Centre contribution before exceptional items and UK management fee improved by £19.7 million to £13.1 million (2002: £6.6 million loss) mainly due to the renegotiation of fixed costs in the USA and some European locations. Centre contribution per occupied workstation reported a marked improvement in the Americas and Asia Pacific but a marginal decline in Europe due to lower occupancy in some of our smaller markets.

EXCEPTIONAL ITEMS

Exceptional items of £6.4 million (2002: £92.9 million) relate to professional fees incurred in connection with the Chapter 11 proceedings and the Scheme of Arrangement. The 2002 charge of £92.9 million includes costs relating to onerous leases (£55.1 million), impairment of tangible fixed assets (£36.9 million), impairment of goodwill (£4.0 million) and cost related to aborted business disposals (£0.7 million), offset by a business interruption insurance receipt (£3.8 million).

PROFIT ON SALE OF GROUP UNDERTAKINGS

In the first half of 2003, the Group received a net £6.7 million of deferred consideration from Alchemy Partners in respect of the UK business. This amount was not recognised in the 2002 financial statements on the basis that the amount was contingent on the audit of the completion accounts.

NET INTEREST PAYABLE

The £0.6 million reduction in net interest payable to £4.4 million (2002: £5.0 million) was partly due to the repayment of a £40.0 million 5% convertible bond during 2002 offset by a £0.7 million increase in finance lease interest (2002: £2.7 million) following the extension of payment periods in the USA. Interest income reduced by £1.1 million to £0.8 million (2002: £1.9 million) due to lower average cash balances throughout the year as compared to 2002.

TAX ON LOSS ON ORDINARY ACTIVITIES

The tax credit of £2.1 million consists of a current tax credit of £0.6 million, a credit in respect of the deferred tax asset of £2.0 million and a share of the deferred tax charge in the UK business of £0.5 million.

Most of Regus' operating companies have tax losses available to carry forward against future profits. In some countries, there are time restrictions on the carry forward of such losses. In accordance with FRS19 the deferred tax recognised with respect to these losses is £2.6 million.

As the Group returns to profitability, value will arise from the losses which are detailed in note 7 to the accounts.

LIQUIDITY AND CAPITAL RESOURCES

At 31 December 2003, Regus had cash at bank and in hand of £85.0 million (2002: £58.6 million) of which £17.2 million (2002: £28.7 million) represents deposits held as security for the issuance of bank guarantees. £49.9 million of cash raised through the rights issue was received on 30 December and used in part to settle Chapter 11 liability claims of £27.8 million ($49.7 million) on 12 January 2004.

Surplus funds raised from the Rights Issue will support the working capital



requirements of the Group. Indebtedness (excluding finance leases) at 31 December 2003 of £9.2 million (2002: £11.0 million) includes a £5.0 million loan from Regus UK (2002: £5.0 million). Finance lease obligations outstanding at 31 December 2003 amounted to £17.7 million (2002: £25.2 million), of which £6.7 million is due within one year.

Operating cash outflow before exceptional items was £8.8 million in 2003 compared to a cash inflow of £5.8 million in 2002. The reduction in 2003 is due to the exclusion of the UK business, which generated cash in 2002.

Net cash outflow before management of liquid resources and financing for the year was £17.1 million (2002: £16.9 million) following receipt of £6.7 million deferred consideration, tax payments of £2.0 million, net interest payments of £4.3 million, net capital expenditure of £1.4 million and investments in joint ventures of £0.4 million.

At 31 December 2003, net funds increased by £35.7 million to £58.1 million.

Excluding the receipt in the year of the deferred consideration from the sale of the UK business (£6.7 million) and funds raised from the rights issue (£49.9 million net of expenses) the Group recorded a cash outflow in 2003 of £21.3 million.

Receipt of the majority of the Rights Issue funds on 30 December, 2003 improved net current assets to £14.1 million, and strengthened the balance sheet to a net asset position. The Rights Issue funds were in part used to settle Chapter 11 creditor claims of £27.8 million ($49.7 million) in January 2004.

The balance of the rights issue funds of £25.2 million supports the working capital requirements of the Group.

Current indications show the Group is expected to be cash generative in the near future. On this basis, we believe the Group has sufficient cash resources to fund its operations for the foreseeable future.

TREASURY MANAGEMENT

The Group's Treasury policy seeks to ensure that adequate financial resources are available for day-to-day operations while managing its currency, interest rate and counter-party credit risks.

Group Treasury strategy and policy are developed centrally, with subsidiary companies being required to operate within a framework of controls approved by the Board. Our policy on each of the major areas of treasury activity is set out below:

CURRENCY TRANSACTION EXPOSURES

It is the Group's policy to hedge the risk arising from transactions which give rise to transactional currency exposures. These exposures arise from sales or purchases in currencies other than sterling. However, the majority of the Group's businesses sell to clients and pay suppliers in their own functional currencies and as a result have limited transaction exposure.

FUNDING AND DEPOSITS

Outstanding borrowings comprise office equipment financed through finance leases as well as specific loans from certain property owners advanced on commercial terms. Wherever possible, these borrowings are matched to the local currency of the borrower. Surplus funds are deposited in investment grade instruments that carry low credit risk and which are readily realisable.

COUNTERPARTY RISK

The Group actively manages its relationships with a panel of high-quality financial institutions. Cash assets, borrowings and other financial instruments are distributed according to predetermined limits approved by the Board to control exposure to any particular institution.

FUTURE UK ACCOUNTING DEVELOPMENTS

The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Accounting Standards in their consolidated financial statements by 2004. The Group is considering the implications of such a requirement and would expect first to prepare financial statements in accordance with the International Accounting Standards and International Financial Reporting Standards for the year ended 31 December 2005.

Directors


Regus

John Matthews

Chairman, 59
Chairman since July 2002

He is also Chairman of Crest Nicholson plc and an independent director of SDL plc, Rotork plc, Diploma plc and Center Parcs (UK) Group plc. A chartered accountant, he was previously Managing Director of County Natwest and Deputy Chief Executive of Beazer plc, the international aggregates, construction and housing group. He is Chairman of the Nomination Committee and a member of the Audit and Remuneration Committees.

Mark Dixon

Chief Executive, 44
Founder of Regus Group

Mark is one of Europe's best-known entrepreneurs and since founding Regus in Brussels in 1989, he has achieved a formidable reputation for leadership and innovation. Prior to Regus, he established businesses in the retail and wholesale food industry. Recipient of two major international awards for enterprise, Mark's vision of the future of work has revolutionised the way business approaches its property needs.

Rudolf Lobo

Group Finance Director, 48

Rudolf joined Regus twelve years ago and re-assumed the role of Group Finance Director on 2 October 2003. In addition, he is responsible for commercial operations, human resources and for directing Regus' IT and e-business strategy. Rudolf is also a Director and Trustee of the charity Great Causes Limited. Previously, he was the Group Company Secretary of Medicom International Ltd, a publisher of medical journals.

Roger Orf

Director, 51
Senior independent non-executive

Head of European Operations for Lone Star, a property investment company. Previously, Roger made investments on his own account and managed investments on behalf of Apollo Real Estate Advisors. Prior to 1995, Roger was in charge of Goldman Sachs' European real estate department. He is Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.

Martin Robinson

Director, 41
Independent non-executive

Martin was appointed as a non-executive director in August 2002. He is currently the Chairman of Center Parcs (UK) Group plc and CEO of Center Parcs Europe. He has previously held senior executive positions with Scottish and Newcastle, McKinsey & Co Inc and Sara Lee Corporation. He is Chairman of the Remuneration Committee and a member of the Audit and Nomination Committees.

Auditor

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB

Legal advisers
to the Company as to English law
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Legal advisers
to the Company as to US law
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Bankers
NatWest Bank plc
1 Princes Street
London EC2R 8PB

Financial advisers
NM Rothschild & Sons Limited
New Court
St Swithin's Lane
London EC4P 4DU

Stockbrokers
KBC Peel Hunt Ltd
111 Old Broad Street
London EC2N 1PH

Registrars
Capita IRG PLC
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Registered office and headquarters
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS

Registered number
4868977

Website
www.regus.com

The Group operates an international network of business centres managed under three geographic regions, EMEA, Americas and Asia Pacific.

DIRECTORS' REPORT

The directors present their report and the audited financial statements of the Group for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The Group is engaged in the provision of fully serviced business centres offering clients a mix of workstations, meeting and conference rooms and related support services. The Group operates an international network of business centres managed under three geographic regions, EMEA, Americas and Asia Pacific.
The Chairman's Statement and the Operating and Financial reviews on pages 3 to 9 describe the principal activities of the Group during 2003.

BUSINESS REVIEW AND FUTURE DEVELOPMENTS

The loss on ordinary activities before taxation for the year ended 31 December 2003 was £29.2 million (2002: loss £119.1 million). An indication of future developments is given in the Operating review.

DIVIDENDS

No dividend is proposed (2002: £nil).

DIRECTORS AND DIRECTORS' INTERESTS

The directors who held office during the year were:

M L J Dixon
S A Stamp (resigned 2 October 2003)
R J G Lobo
J W Matthews
R G Orf
A M Robinson

Details of the directors' interests and shareholdings are given in the Directors' Remuneration report on pages 16 to 22.

In accordance with the Articles of Association, Rudolf Lobo retires by rotation and, being eligible, offers himself for re-election at the Annual General Meeting.

EMPLOYEES

It is the Group's policy to communicate with all employees and to encourage them to take a wider interest in the affairs of their employing company and the Group. This is done in a variety of ways, including electronic media, in-house journals, bulletins and briefing sessions. The Group is committed to the principle of equal opportunity in employment, regardless of a person's race, creed, nationality, sex, age, marital status or disability. Employment policies are fair, equitable and consistent with the skills and abilities of the employees and the needs of the Group's businesses.

These policies ensure that everyone is accorded equal opportunity for recruitment, training and promotion. Where an employee becomes disabled while employed by a Group company, every effort is made to enable that person to continue in employment.

Regus held its third European Works Council (EWC) meeting in September 2003 including all internally elected councillors from the member states, and chaired by Mr R J G Lobo. The agenda covered Regus' global strategy and key goals for 2003, Health and Safety updates, IT news, corporate communications and HR issues such as salaries, security and training and development. Agreed actions and minutes were documented and circulated.

A further meeting of the EWC is planned for mid 2004.The number of employees and their remuneration are set out in note 5 to the financial statements.

POLITICAL AND CHARITABLE DONATIONS

The Group made no political contributions and no donations to UK charities in either 2003 or 2002.

PAYMENT OF CREDITORS

It is the policy of the Group to agree terms of payment for its business transactions with its suppliers.

Payment is then made in accordance with these, subject to the terms and conditions being met by the supplier. Trade creditor days of the Group for the year ended 31 December 2003 were 37 days (2002: 42 days). The Company does not follow any code or standard on payment practice.

The Company has no trade creditors.





STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose, with reasonable accuracy at any time, the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985.

They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and of the Group and to prevent and detect fraud and other irregularities.

SUBSTANTIAL SHAREHOLDINGS

Paramount Nominees Ltd [1]	**365,329,286**	**46.37%**
Cantor Fitzgerald Europe [2]	**102,178,817**	**12.97%**
GNI Limited	**33,592,922**	**4.26%**

The Company has been notified of the above holders of 3% or more of its issued share capital for the purposes of Section 198 of the Companies Act 1985, as at 29 March 2004:

1. The beneficiary is Maxon Investments BV. M L J Dixon owns 100% interest in Maxon.
2. Of these 102,178,817 shares, 50,500,000 are held by Cantor Fitzgerald Europe as Nominee for Electronic Screen Brokerage Limited. Electronic Screen Brokerage Limited has a secured funding arrangement with ICE SAS and the shares form part of the security for the funding. Electronic Screen Brokerage Limited therefore also has a disclosable interest in their 50,500,000 shares (being 6.41% of the issued share capital of Regus Group plc).

   Pursuant to the secured funding arrangements, ICE SAS retained a beneficial interest in the 50,500,000 shares which is disclosable pursuant to S208(4)(b) of the Companies Act 1985. A further 16,500,000 shares of the 102,178,817 shares are subject to an agreement between Cantor Fitzgerald Europe and ICE SAS to which Section 208(2) of the Companies Act 1985 applies. The agreement creates an interest for ICE SAS which is disclosable pursuant to Section 208(4) and Section 208(5) of the Act.

AUDITORS

Pursuant to Section 384 of the Companies Act 1985, a resolution for the re-appointment of KPMG Audit Plc as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board 29 March 2004

T S J Regan
Company Secretary
Regus Group plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom

The Board is committed to high standards of corporate governance.

CORPORATE GOVERNANCE

The Board of Directors is committed to high standards of corporate governance. It has complied throughout the year with the Combined Code, issued by the UK Listing Authority, which sets out the Principles of Good Governance and the Code of Best Practice.

A summary of the Company's procedures for applying the principles and the extent to which the provisions of the Combined Code have been applied are set out below.

The new Combined Code, issued in July 2003, will apply for the reporting years beginning on or after 1 November 2003. However, in 2003, the Board undertook an analysis of the Group's compliance with the new Combined Code and have taken steps to ensure that it complies with the requirements of the new Combined Code by 31 December 2004.

COMPLIANCE STATEMENT

The Company has complied with the provisions set out in section 1 of the Code of Best Practice prepared by the Committee on Corporate Governance and published in June 1998 'the Combined Code' throughout the year ended 31 December 2003.

BOARD COMPOSITION

The Board currently comprises two executive directors, and three non–executive directors (two of which are independent), including a non-executive chairman.

On 2 October 2003, Mr S A Stamp, the Group Finance Director resigned. Mr R J G Lobo has been appointed Group Finance Director on an interim basis, and will continue to carry out the role until a suitable candidate is found. The Board schedules eight meetings each year, but arranges to meet at other times, as appropriate.

It has a formal schedule of matters specifically reserved for its decision and approval. The Board is supplied with appropriate and timely information to enable it to discharge its duties and requests additional information or variations to regular reporting as it requires.

A procedure exists for directors to seek independent professional advice at the Company's expense in the furtherance of their duties, if necessary. In addition, appropriate training is made available for all new directors to assist them in the discharge of their responsibilities.

All directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with.

All directors submit themselves for re-election at least every three years and directors appointed during the period are required to seek re-election at the next AGM.

The independent non-executive directors understand that the Board will not automatically recommend their re-election.

BOARD COMMITTEES

The Board has a number of standing committees, which all have written terms of reference setting out their authority and duties:

Audit Committee – the members of this Committee are Mr R G Orf (Chairman and independent non-executive director), Mr J W Matthews (non-executive director) and Mr A M Robinson (independent non-executive director). Prior to 1 May 2003, it was chaired by Mr J W Matthews.

The Audit Committee meets quarterly. Its responsibilities, in addition to those referred to under Internal Control, include a critical review of the annual and interim financial statements (including the Board's statement on internal control in the annual report) prior to their submission to the Board for approval, when a report from the Committee is also given.

The Committee also reviews the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors. Although other directors, including the Group Finance Director, attend Audit Committee meetings, the Committee can meet for private discussions with the internal and external auditors.

In respect of 2003, the Audit Committee undertook a comprehensive self-evaluation process. This comprised a questionnaire covering their performance and that of the external and internal auditors.

It is the Group's policy to recruit and develop appropriately skilled management and staff of high calibre and integrity.

Nomination Committee – the members of this Committee are Mr J W Matthews (Chairman and non-executive director), Mr R G Orf and Mr A M Robinson (both independent non-executive directors). The Committee meets as required. Its responsibilities include reviewing the Board structure, size and composition, nominating candidates to the Board to fill Board vacancies when they arise and recommending directors who are retiring by rotation to be put forward for re-election.

Remuneration Committee – the members of this Committee are Mr A M Robinson (Chairman and independent non-executive director), Mr J W Matthews (non-executive director) and Mr R G Orf (independent non-executive director). A statement setting out the role and responsibility of this Committee and the Group's remuneration policy is shown on page 16.

INTERNAL CONTROL

The Board acknowledges its overall responsibility for the Group's system of internal control and for reviewing the effectiveness of that system on a timely basis.

The internal control processes have been designed to identify, evaluate and manage the key risks that the Group encounters in pursuing its objectives. Internal control processes within the Regus Group encompass all controls, including financial, operational and compliance controls and risk management. However, such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement.

The Board conducts regular reviews of the Group's strategic direction.

Country and regional strategic objectives, quarterly plans and performance targets for 2004 have been set by the executive directors and are regularly reviewed by the main Board in the context of the Group's overall objectives.

The control framework and key procedures which were in place throughout the year ended 31 December 2003 comprise the following:

- The executive directors ("the Group executive") normally meet monthly together with certain other senior executives to consider Group financial performance, business development and Group management issues. Directors of key operating companies meet regularly to manage their respective businesses.
- Major business risks and their financial implications are appraised by the responsible executives as a part of the budget process and these are endorsed by regional management. Key risks are reported to the Board and the Audit Committee. The appropriateness of controls is considered by the executives, having regard to cost/benefit, materiality and the likelihood of risks crystallising.
- Country and regional budgets, containing financial and operating targets, capital expenditure proposals and performance indicators, are reviewed by the Group executive and must support regional business strategies.
- On a monthly basis, the Board reviews and discusses the financial and operational performance of the Group and its respective regions.
- Operational and financial reports are prepared and distributed to the Board on a monthly basis. Actual results are reviewed against budget and forecast and explanations are received for all material movements. The senior management team are integrally involved in the business and to this extent regularly discuss and address issues and opportunities with regional and functional teams. Formal business review meetings, chaired by the Chief Executive, Mark Dixon, are held with the regional teams and functional heads on a monthly basis.
- There is a Group-wide policy governing appraisal and approval of investment and capital expenditure and asset disposals. Post investment reviews are undertaken.
- Other key policies and control procedures (including finance, operations, and health and safety) having Group-wide application are available to all staff on web-based systems.

The Group's internal audit remit is to report to the Audit Committee on the Group's worldwide operations. Its budget, programme of work and its findings, including any material control issues and resultant actions, are reviewed quarterly.

To underpin the effectiveness of controls, it is the Group's policy to recruit and develop appropriately skilled management and staff of high calibre and integrity.

High standards of business ethics and compliance with laws, regulations and internal policies are demanded from staff at all levels.



The *following* key mechanisms were available to the Board at various times during the year in the conduct of its review of internal controls:

- An ongoing process, through Board meetings, senior management meetings and divisional reviews as well as other management meetings, for the formal identification of significant operational risks and mitigating control processes;
- The Treasury Risk Committee comprising the Group Finance Director, Company Secretary and Group Treasurer, which meets to consider the specific risks associated with treasury transactions, including the approval of all transactions in financial derivatives;
- A series of internal audit reviews of country/regions covering the financial, operational and overhead functions. These reviews are based on the identified risks. The findings and recommendations of each review are reported to management and the Audit Committee;
- An embedded system of reporting the effectiveness of key financial, operational and compliance controls. This is a comprehensive self-assessment intranet system. Results and action plans are reviewed by senior management and summarised for the Board;
- A multi-disciplinary Group risk forum, chaired by Rudolf Lobo, reports to the Board on a quarterly basis. This forum considers all aspects of risk identification and management. The forum is a key process by which the Board assesses the overall effectiveness of the Group's system of internal control.

COMMUNICATIONS WITH SHAREHOLDERS

The Company has a policy of maintaining an active dialogue with shareholders. Group financial reports and announcements are accessible via the Group's Internet site.

Insofar as securities laws and other applicable requirements allow, the Company corresponds on a range of subjects with its individual shareholders who also have an opportunity to question the Board, as well as the Chairmen of the Audit and Remuneration Committees, at the Annual General Meeting.

Incentive payments are conditional upon the Group achieving stretched performance targets.

INTRODUCTION

This remuneration report sets out the Company's policy on the remuneration of executive and non-executive directors together with details of directors' remuneration packages and service contracts. This report will be put to a vote of the Company's shareholders at the Annual General Meeting on 18 May 2004.

The following information is not subject to audit:

THE REMUNERATION COMMITTEE

The Remuneration Committee is chaired by Mr A M Robinson; its other members are Mr R G Orf and Mr J W Matthews. Prior to 1 May 2003, it was chaired by Mr J W Matthews. All members of this Committee are non-executive directors. Other directors may be invited to attend some meetings of the Committee in an advisory capacity as the Committee considers appropriate. The Committee will consider all material elements of remuneration policy, remuneration and incentives of executive directors and senior management, with reference to independent remuneration research and professional advice, in accordance with the Combined Code on Corporate Governance.

The Committee will make recommendations to the Board of Directors on the framework for executive remuneration and its cost. The Board of Directors is responsible for implementing the recommendations and agreeing the remuneration package of individual directors. Directors are not permitted, under Regus Group plc's Articles of Association, to vote on their own terms and conditions of remuneration.

The Committee does not make recommendations on the remuneration of non-executive directors, which is a matter solely for the full Board. The members of the Remuneration Committee attend the Company's Annual General Meeting and are available to answer shareholders' questions about directors' remuneration.

There was no change in employment terms of any of the executive or non-executive directors during 2003. From 1 January 2004, Mr R J G Lobo's salary increased from £165,000 to £180,000. The committee has used no external consultant or expert in its deliberations.

REMUNERATION POLICY

Remuneration policy for executive directors centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive directors. Incentive payments are conditional upon the Group achieving stretched performance targets so to align incentive awards paid to directors directly with the interests of shareholders.

If appropriate the Remuneration Committee would use the services of external consultants to help it agree packages reflecting the remuneration policy. The constituent parts of those packages are set out in the following paragraphs.

Non-executive directors are remunerated with fees, set at a level which will attract individuals with necessary experience and ability.

BASIC SALARY AND BENEFITS

Salaries are reviewed annually and determined by the Committee, taking into account the performance of the individual directors over the previous 12 months and the pay and employment conditions elsewhere in the Group. Any increases in basic salary are effective from 1 January in each year.

The remuneration table included within this report also shows benefits received. The main benefits relate to the provision of company cars and/or company car allowance and the provision of private medical insurance for the directors and their immediate family. In 2003, Mark Dixon's benefits principally include costs relating to his relocation to the USA.

ANNUAL PERFORMANCE BONUS

Under the annual bonus scheme the executive directors are entitled to an annual bonus of up to 40% of their basic salary, which is payable provided the budget targets for the relevant financial year are achieved. No bonuses are payable for 2003.

LONG-TERM INCENTIVE PLAN

Under the Regus Super Bonus Plan, the executive directors are entitled to receive an annual share award of up to 100% of their basic salary (or a cash award of up to 50% of their basic salary), which is payable provided performance exceeds budget targets, and is subject to the director remaining in employment with the Company for up to three years following the award.



SHARE OPTIONS
AND RESTRICTED SHARES

The Group believes that share ownership by employees, including the executive directors, strengthens the link between their personal interests and those of ordinary shareholders. Regus formerly established a number of employee share plans, including the Regus Global Share Plan and the Regus International Sharesave Plan.

All options under these Plans either lapsed or were exercised on the effective date of the Scheme of Arrangement (1 December 2003). The Company is proposing to adopt at the forthcoming Annual General Meeting the following Plans:

(i) Regus Group Restricted Award Plan; and
(ii) Regus Group Share Option Plan

SUMMARY OF THE PRINCIPAL TERMS OF THE REGUS GROUP RESTRICTED AWARD PLAN (THE "AWARD PLAN")

1. Administration

Overall responsibility for the administration of the Award Plan will be vested in the remuneration committee of the Board. The remuneration committee will also be responsible for the day-to-day administration of the Award Plan insofar as it relates to any director of the Company. The remuneration committee will thus determine the terms of the awards granted to such persons and exercise any discretions in relation to such persons.

For other participants, these functions may be carried out by the Board or an appropriate committee of the Board. In this summary, the term "Appropriate Committee" means, in relation to a director, the remuneration committee and, in relation to any other person, the Board or an appropriate committee of the Board.

2. The sub-plans

The Award Plan is divided into two sub-plans under one of which awards will be granted over ordinary shares of the Company ("Shares") and under the other of which participants will be granted awards that entitle them to a cash payment calculated by reference to the value of Shares. The remuneration committee may create further sub-plans.

3. Eligibility

Awards may be granted to employees and executive directors of the Company and its subsidiaries (the Group) at the discretion of the Appropriate Committee. Awards may also be granted to (or transferred to) certain relatives (spouse and minor children) and family trusts of an employee or executive director.

4. Awards

Awards may take one of three forms. An award may be a deferred right to receive Shares or a right to acquire, for no cost, Shares, in either case subject, normally, to continued employment. Alternatively, an award may take the form of a transfer to the participant of Shares but on terms that those Shares will be forfeited if conditions relating to, for example, continued employment are not met. Awards may be satisfied either by the issue of Shares or by the transfer of Shares from an employee trust or by treasury shares.

Awards will be personal to the participant and may not be transferred except, with the consent of the Appropriate Committee, to a family member (spouse and minor children) or family trust of an employee or director.

5. Plan limits

The maximum number of unissued Shares over which awards may be granted on any date may not, when added to the number of Shares issued and remaining issuable in respect of awards or options granted under the Award Plan and the Regus Group Share Option Plan in the previous 10 years, exceed 10 per cent of the equity share capital of the Company.

No award may be granted after the tenth anniversary of the date on which the Award Plan is approved by the Board.

6. Performance targets

Awards may be granted subject to a performance target and, if so, the achievement of that performance target will normally be a condition precedent to an award vesting.

The Appropriate Committee has the discretion to change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target materially easier or more difficult to satisfy.

7. Vesting and exercise

Where the award takes the form of an option, vesting will entitle the participant to exercise the award during such period as the Appropriate Committee may have specified at the time of grant.

In any other case, the vesting of an award will result in the Shares being transferred to the participant or, as the case may be, the Shares ceasing to be subject to forfeiture.

8. Termination of employment

If a participant ceases to be employed within the Group for cause, his award will lapse (and the Shares will be forfeited) unless the Appropriate Committee decides otherwise.

If a participant ceases to be employed for any other reason, he may exercise any awards which have vested (where the awards take the form of options) during such period as the Appropriate Committee may decide. Where the award has not vested, it will lapse (and the Shares will be forfeited) unless the Appropriate Committee decides otherwise.

9. Change of control

Awards will vest in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding-up of the Company. In the event of any other company acquiring control of the Company, awards may, with the agreement of that company, be exchanged for awards over shares in the acquiring company.

10. Listing

Application will be made for admission to the Official List of the UK Listing Authority of Shares issued under the Award Plan and for permission to trade in those shares. Shares issued under the Plan will rank equally in all respects with existing Shares except for rights which attach to Shares by reference to a record date prior to the date of allotment.

11. Variation of capital

In the event of a variation of the Company's share capital, or in such other circumstances as the Appropriate Committee considers appropriate, it may adjust awards in such manner as it determines to be reasonable.

12. Benefits non-pensionable

Benefits under the Award Plan will not be pensionable.

13. Amendments

The remuneration committee may make such amendments to the Award Plan either as are necessary or desirable to obtain or retain the approval, where applicable, of the relevant tax authorities or to take account of changes to applicable legislation.

The remuneration committee may also make such amendments to the Award Plan and to any award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the Award Plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, plan limits, the terms of awards or the adjustment of awards without the prior approval of shareholders at a general meeting.

SUMMARY OF THE PRINCIPAL FEATURES OF THE REGUS GROUP SHARE OPTION PLAN (THE "OPTION PLAN")

1. Administration

Overall responsibility for the administration of the Option Plan will be vested in the remuneration committee of the Board of Directors. The remuneration committee will also be responsible for the day to day administration of the Option Plan insofar as it relates to any director of the Company. The remuneration committee will thus determine the terms of the options granted to such persons and exercise any discretions in relation to such persons. For other participants, these functions may be carried out by the Board or a committee of the Board. In this summary, the term "Appropriate Committee" means, in relation to a director, the remuneration committee and, in relation to any other person, the Board or an appropriate committee of the Board.

2. The sub-plans

The Option Plan is divided into a number of sub-plans designed to allow employees and directors to be granted tax efficient options wherever possible. There is also a sub-plan allowing participants to be granted awards that entitle them to a cash payment calculated by reference to the increase in the market value of shares between grant and exercise. The remuneration committee may create further sub-plans.

3. Eligibility

Options may be granted to employees and directors of the Company and its subsidiaries (the Group) at the discretion of the Appropriate Committee.



Options may also be granted to (or transferred to) certain relatives (spouse and minor children) and family trusts of an employee or director.

4. Options

Options will entitle the holder to acquire ordinary shares of the Company ("Shares"). Options may either be options to subscribe for newly issued Shares or options to purchase existing Shares from an employee trust or from treasury. Options will be personal to the option holder and may not be transferred except, with the consent of the Appropriate Committee, to a family member (spouse and minor children) or family trust of an employee or director.

5. Exercise price

The exercise price of each option may not be less than the market value (as determined in accordance with the Taxation of Chargeable Gains Act 1992) of a Share for the dealing day immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

6. Plan limit

The maximum number of unissued Shares over which options may be granted on any date may not, when added to the number of Shares issued and remaining issuable in respect of options or awards granted under the Option Plan and the Regus Group Restricted Award Plan in the previous 10 years, exceed 10 per cent. of the equity share capital of the Company. In addition, Options may not be granted over more than 10,000,000 Shares under that part of the Plan which allows for the grant of tax-favoured options to participants in the USA.

No option may be granted after the tenth anniversary of the date on which the Option Plan is approved by the Board.

7. Performance targets

Options may be granted subject to a performance target and, if so, the achievement of that performance target will normally be a condition precedent to the right of exercise. The Appropriate Committee has the discretion to change the performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target materially easier or more difficult to satisfy.

8. Exercise of options

Options are exercisable normally only during such period as the Appropriate Committee may decide at the time of grant; the period may not end later than the tenth anniversary of grant.

9. Termination of employment

If a participant ceases to be employed within the Group for cause, his option will lapse unless the Appropriate Committee decides otherwise. If a participant ceases to be employed for any other reason, he may exercise any options which are already exercisable and, at the discretion of the Appropriate Committee, any other options in the six months following the date on which his employment ends or during such longer period, not exceeding 42 months, as the Appropriate Committee may decide.

10. Change of control

Options may be exercised in the event of a change in control, a reorganisation, an amalgamation or a voluntary winding-up of the Company. In the event of any other company acquiring control of the Company, options may, with agreement of that company, be exchanged for options over shares in the acquiring company.

11. Listing

Application will be made for admission to the Official List of the UK Listing Authority of Shares issued under the Option Plan and for permission to trade in those shares. Shares issued on the exercise of options will rank equally in all respects with existing Shares except for rights which attach to Shares by reference to a record date prior to the date of allotment.

12. Variation of capital

In the event of a variation of the Company's share capital, or in such other circumstances as the Appropriate Committee considers appropriate, it may adjust options in such manner as it determines to be reasonable.

13. Benefits non-pensionable

Benefits under the Option Plan will not be pensionable.

14. Amendments

The remuneration committee may make such amendments to the Option Plan either as are necessary or desirable to obtain or retain the approval, where applicable, of the relevant tax authorities or to take account of changes to applicable legislation. The remuneration committee may also make such amendments to the Options Plan and to any option as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

The Company was a member of the FTSE 250 Index at the time of flotation and the performance awards under the share option schemes are linked to that index.

Except as described above or for amendments designed to ease the administration of the Options Plan, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, plan limits, the terms of options or the adjustment of options without the prior approval of shareholders at a general meeting.

During 1999, the Group established the Regus Employee Trust. The Trust is a discretionary trust for the benefit of employees, including executive directors. As at 29 March 2004, it held no shares and £2.1 million in cash.

PENSIONS

The executive directors participate in the Company's Money Purchase (Personal Pension) Scheme. The Company matches employee contributions up to a maximum of 10% of basic salary.

The main benefits to executive directors, who contribute a percentage of their gross salaries to the scheme, are:

- A pension, based on the value of fund built up from personal contributions, at any age between 50 and the normal pension age of 65;
- A tax-free cash sum, payable when taking the benefits;
- Life assurance cover based on the level of contributions with the opportunity to purchase additional cover, subject to the Inland Revenue limit of 5% of net relevant earnings; and
- Pension to spouse payable on death.

All executive directors are subject to the Inland Revenue cap on the amount of salary which may be treated as pensionable.


Value (£)
120
100
80
60
40
20
31 DEC 2000
31 DEC 2001
31 DEC 2002
31 DEC 2003
FTSE 250
Regus

This graph looks at the value, by the end of 2003, of £100 invested in Regus on 31 December 2000 compared with that of £100 invested in the FTSE 250 Index.

TOTAL SHAREHOLDER RETURN PERFORMANCE

The graph on the left illustrates Regus' total shareholder return since flotation of the Group in 2000 relative to the FTSE 250 Index, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002.

The Company was a member of the FTSE 250 Index at the time of flotation and the performance awards under the share option schemes are linked to that index.

Accordingly this is considered to be the most appropriate broad equity market index for the purpose of measuring Regus' relative performance.

SERVICE CONTRACTS

The Company has adopted the following policy on directors' service contracts:

(i) executive directors and the Company are each required to give 12 months' notice of termination (there being no fixed term);
(ii) non-executive directors enter into 3 year appointment letters, which may be terminated by the director or the Company on 6 months' notice.

The Company's policy is that payments on termination should be restricted to the value of remuneration for the notice period. On 1 July 2000 Mr M L J Dixon and Mr R J G Lobo entered into full-time rolling service agreements with Regus Management Limited. These are terminable by either party giving not less than 12 months' notice to the other party or automatically on the respective directors reaching the age of 65.



There are no provisions for compensation for loss of office other than payment of any outstanding salary.

Mr J W Matthews, Mr R G Orf and Mr A M Robinson, as non-executive directors, have entered into letters of appointment dated 2nd October 2003.

These arrangements are for three years, terminable on six months' notice by the Company or the directors.

There are no provisions for compensation for loss of office other than payment of any outstanding fees.

The main benefits relate to the provision of company cars and/or company car allowance for private cars and the provision of private medical insurance for the directors and their immediate family. In 2003, Mark Dixon's benefits principally include costs relating to his relocation to the USA.

The following information within the Directors' Remuneration Report is subject to audit:

Directors' Remuneration

	Salary/ fees £'000	Benefits £'000	**Total Remuneration 2003 £'000**	Total Remuneration 2002 £'000	**Pension Scheme Contributions 2003 £'000**	Pension Scheme Contributions 2002 £'000
Executive						
Mark Dixon	395.0	164.0	559.0	152.7	14.1	27.6
Stephen Stamp*	125.0	7.5	132.5	159.8	10.8	[illegible]
Rudolf Lobo	165.0	10.5	175.5	156.6	12.4	[illegible]
Non-executive						
John Matthews	90.0	–	90.0	28.1	–	–
Roger Orf	25.0	–	25.0	9.1	–	–
Martin Robinson	25.0	–	25.0	7.5	–	–
	825.0	**182.0**	**1,007.0**	513.8	**37.3**	52.2

No bonuses were paid in either 2003 or 2002.
* Mr Stamp resigned 2 October 2003

In 2002, the following contractual emoluments were irrevocably waived by the directors. No emoluments were waived in 2003:

Director	Amounts waived in 2002 (£'000)
Mark Dixon	270.0
Stephen Stamp	35.0
Rudolf Lobo	20.0
John Matthews	29.4
Roger Orf	5.9
Martin Robinson	2.5

Directors' Shareholdings

	Ordinary shares Beneficial holdings 31 December 2003	Ordinary shares Beneficial holdings 31 December 2002
Mark Dixon**	365,329,286	365,329,286
Rudolf Lobo	127,098	38,462
John Matthews	470,617	359,724
Martin Robinson	–	–
Roger Orf	300,000	300,000

**Mr Dixon's beneficial ownership of shares is calculated by attributing to him all shares owned by Maxon Investments BV, an entity in which Mr Dixon holds 100% of the share capital.



	Option type	31 December 2002	Exercised during 2003	Lapsed during 2003	31 December 2003	Exercise price	Date from which exercisable	Expiry date
Rudolf Lobo	A	266,179	266,179	–	–	5.0p	1/1/03	31/12/09
	B	94,501	–	94,501	–	145.5p	7/1/03	31/12/09
	C	189,002	–	189,002	–	145.5p	7/1/03	31/12/09
	D	11,570,000	5,000,000	–	6,570,000	0.389p	28/11/03	–
Stephen Stamp*	B	128,866	–	128,866	–	145.5p	7/1/03	7/1/10
	C	2,661,337	–	2,661,337	–	145.5p	7/1/03	7/1/10
	E	4,003	–	4,003	–	242.0p	1/1/04	1/7/04

*Mr Stamp resigned 2 October 2003

Directors' Share Options

A Awarded under the Regus Team Member Share Plan for nil consideration.

On 23 May 2003, Mr Lobo exercised his option over 88,637 shares on payment of £4,432. The market price per share at the date of exercise was 30p. On 5 December 2003, Mr Lobo exercised his option over a further 177,542 shares on payment of £8,877. The market price per share on 5 December 2003, was 46p.

B Awarded under the Regus Team Member Share Plan for nil consideration.

C Awarded under the Regus Team Member Share Plan for nil consideration.

D Awarded to Mr Lobo by Maxon pursuant to an agreement dated 17 September 1999 recording the terms of an agreement entered into on 11 November 1992 between Mr Lobo and Maxon, as amended on 30 June 2000. These shares are currently held by HSBC Trustees (Jersey) Limited and became capable for exercise on 28 November 2003. On 15 December 2003, Mr Lobo exercised his option over 5,000,000 shares in Regus Group plc on payment of £19,447 to Maxon. The price on exercise was 55p generating proceeds of £2.78 million. The remaining shares subject to the option are transferable to Mr Lobo upon payment to Maxon of an exercise price of £25,553, which is equivalent to the market value of the relevant shares at the time the parties entered into the option arrangements.

E Awarded under the Regus International Sharesave Plan, the maximum monthly contribution for which may not exceed the amount permitted by the Income and Corporation Taxes Act 1988.

Summary particulars of the Group's share option schemes are given in note 21 to the Financial Statements.

All options were granted at the then prevailing market price. The market price of the shares at 31 December 2003 was 54p and the range during 2003 was 10p to 61p. None of the directors had a beneficial interest in any contract of any significance in relation to the business of the Company or its subsidiaries at any time during the financial year.

All share options vested as a result of the Scheme of Arrangement, which was effected on 1 December 2003. As a result there are no outstanding share options exercisable by any director, other than in respect of Mr Lobo's option over 6,570,000 shares as set out in the above table.

Approved by the board of directors on 29 March 2004 and signed on its behalf by:

Mark Dixon
Chief Executive

Rudolf Lobo
Group Finance Director

We have audited the financial statements on pages 24 to 51. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for preparing the Annual Report and Accounts and the directors' remuneration report. As described on page 12, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards.

Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance. We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

We also report to you if, in our opinion; the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the group is not disclosed.

We review whether the statement on page 13 reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

OPINION

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2003 and of the loss of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
29 March 2004

Chartered Accountants
Registered Auditor
London

Consolidated profit and loss account

for the year ended 31 December 2003

	Note	31 Dec 2003 £'000	31 Dec 2002 Excluding UK £'000	31 Dec 2002 UK £'000	31 Dec 2002 £'000
Turnover (including share of joint ventures and associate)	1	**324,904**	272,888	172,519	445,407
Less: share of turnover of joint ventures	1	**(5,501)**	(6,370)	(3,433)	(9,803)
Less: share of turnover of associate	1	**(62,822)**	–	–	–
Group turnover		**256,581**	266,518	169,086	435,604
Cost of sales (centre costs) before exceptional items		**(239,683)**	(273,143)	(140,196)	(413,339)
Exceptional cost of sales	3a	**-**	(57,777)	805	(56,972)
Cost of sales (centre costs) after exceptional items		**(239,683)**	(330,920)	(139,391)	(470,311)
Gross profit/(loss) (centre contribution)	1	**16,898**	(64,402)	29,695	(34,707)
Administration expenses before exceptional items		**(38,736)**	(47,927)	(13,149)	(61,076)
Exceptional administration expenses	3a	**(6,355)**	(35,096)	-	(35,096)
Administration expenses after exceptional items		**(45,091)**	(83,023)	(13,149)	(96,172)
Group operating (loss)/profit	1	**(28,193)**	(147,425)	16,546	(130,879)
Share of operating loss in - joint ventures	1	**(213)**	(4,724)	(773)	(5,497)
- associate	1	**(3,722)**	–	–	–
Total operating (loss)/profit: group and share of joint ventures	1	**(32,128)**	(152,149)	15,773	(136,376)
Profit on sale of group undertakings	3b	**6,585**	22,716	–	22,716
Profit on sale of own shares	3c	**708**	–	–	–
(Loss)/profit on ordinary activities before interest		**(24,835)**	(129,433)	15,773	(113,660)
Net interest payable and other similar charges	6	**(4,397)**	(4,989)	(415)	(5,404)
(Loss)/profit on ordinary activities before tax	2	**(29,232)**	(134,422)	15,358	(119,064)
Tax credit/(charge) on (loss)/profit on ordinary activities	7	**2,068**	12,786	(18,266)	(5,480)
Loss on ordinary activities after tax		**(27,164)**	(121,636)	(2,908)	(124,544)
Equity minority interests		**885**	1,145	–	1,145
Retained loss for the financial year	18	**(26,279)**	(120,491)	(2,908)	(123,399)
Loss per ordinary share:	8				
Basic and diluted (p)		**(4.6)**	(21.4)	(0.5)	(21.9)
Basic and diluted before exceptional items, business disposals and sale of own shares (p)		**(4.7)**	(8.9)	(0.7)	(9.6)

All results arose from continuing operations.

Balance sheets

as at 31 December 2003

	Note	Group 31 Dec 2003 £'000	Group 31 Dec 2002 *Restated* £'000	Company 31 Dec 2003 £'000
Fixed assets				
Intangible assets	9	-	-	-
Tangible assets	10	67,136	93,772	-
Investments				
Investments in subsidiaries	11	-	-	29,256
Investment in own shares	11	847	3,805	-
Investment in associate	11	8,361	12,458	-
Other investments	11	5	29	-
		76,349	110,064	29,256
Current assets				
Stock		144	293	-
Debtors: amounts falling due after more than one year	12	873	-	-
Debtors: amounts falling due within one year	12	62,290	59,025	4,651
Cash at bank and in hand		85,001	58,610	50,163
		148,308	117,928	54,814
Creditors: amounts falling due within one year	13	(134,189)	(149,253)	(414)
Net current assets/(liabilities)		14,119	(31,325)	54,400
Total assets less current liabilities		90,468	78,739	83,656
Creditors: amounts falling due after more than one year	14	(34,190)	(48,506)	-
Provision for deficit on joint ventures				
Share of gross assets		5,076	8,630	-
Share of gross liabilities		(6,073)	(10,253)	-
	11	(997)	(1,623)	-
Provisions for liabilities and charges	16	(52,554)	(57,242)	-
Net assets/(liabilities)		2,727	(28,632)	83,656
Capital and reserves				
Called up share capital	18	39,442	29,110	39,442
Share premium account	18	44,364	-	44,364
Other reserves	18	(22,711)	286,273	-
Profit and loss account	18	(57,292)	(343,775)	(150)
Shareholders' funds/(deficit)		3,803	(28,392)	83,656
Equity minority interests		(1,076)	(240)	-
		2,727	(28,632)	83,656

Shareholders' funds includes amounts relating to both equity and non-equity interests.

The basis of restatement is explained within the basis of consolidation in the accounting policies note on page 28.

The financial statements on pages 24 to 51 were approved by the Board of Directors on 29 March 2004 and were signed on its behalf by:

Mark Dixon
Chief Executive

Rudolf Lobo
Group Finance Director

Consolidated cash flow statement

for the year ended 31 December 2003

	Note	31 Dec 2003 £'000	31 Dec 2002 £'000
Cash outflow from continuing operating activities			
Net cash (outflow)/inflow before exceptional items		**(8,777)**	5,820
Outflow related to exceptional items		**(5,868)**	(16,603)
Net cash outflow from continuing operating activities	19(a)	**(14,645)**	(10,783)
Returns on investments and servicing of finance			
Interest received		**797**	1,901
Interest paid		**(1,750)**	(2,051)
Interest paid on finance leases		**(3,350)**	(2,637)
		(4,303)	(2,787)
Taxation			
Tax paid		**(1,951)**	(4,077)
		(1,951)	(4,077)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(8,445)**	(15,274)
Sale of tangible fixed assets		**3,345**	557
Sale of own shares		**3,689**	–
		(1,411)	(14,717)
Acquisitions and disposals			
Cash disposed with German subsidiary		**(1,137)**	–
Sale of subsidiary undertakings		**6,695**	16,236
Investment in joint ventures		**(412)**	(743)
Cash acquired with subsidiary		**53**	–
		5,199	15,493
Cash outflow before management of liquid resources and financing		**(17,111)**	(16,871)
Management of liquid resources	19(b)	**8,511**	55,426
Financing	19(b)	**43,950**	(32,276)
Increase in cash in the year	19(c)&(d)	**35,350**	6,279

Consolidated statement of total recognised gains and losses

for the year ended 31 December 2003

	31 Dec 2003 £'000	31 Dec 2002 £'000
Loss for the financial year	**(26,279)**	(123,399)
Exchange differences	**3,778**	4,108
Total recognised gains and losses for the year	**(22,501)**	(119,291)

Reconciliation of movements in shareholders' funds/(deficit)

for the year ended 31 December 2003

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000	**Company 31 Dec 2003 £'000**
Loss for the financial year	**(26,279)**	(123,399)	**(150)**
Shares issued under Scheme of Arrangement	**29,256**	–	**29,256**
Creation of merger reserve	**(29,256)**	–	**–**
Net proceeds of ordinary shares issued under rights issue	**52,999**	–	**52,999**
Other shares issued	**1,697**	4	**1,551**
Exchange differences	**3,778**	4,108	**–**
Reclassification of fair value of warrants to non distributable reserves	**–**	2,450	**–**
Increase/(decrease) in shareholders' funds/(deficit)	**32,195**	(116,837)	**83,656**
Shareholders' (deficit)/funds at 1 January	**(28,392)**	88,445	**–**
Shareholders' funds/(deficit) at 31 December	**3,803**	(28,392)	**83,656**

Accounting policies

BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with applicable accounting standards and in conformity with accounting principles generally accepted in the United Kingdom ("UK GAAP"), under the historical cost convention.

The preparation of the financial statements in conformity with UK GAAP requires management to make estimates and assumptions that reflect the reported amounts of assets and liabilities, plus disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses for an accounting period. Such estimates and assumptions could change in the future as more information becomes known or circumstances change, such that the Group's results may differ from the amounts reported and disclosed in the financial statements. The following principal accounting policies have been applied consistently with items that are considered material in relation to the Group's financial statements.

BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiary undertakings made up to 31 December 2003. Unless otherwise stated, the acquisition method of accounting has been adopted.

Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term interest and over which it exercises joint control.

The Group's share of the profits less losses of associates and joint ventures is included in the consolidated profit and loss account and its interest in their net assets, is included in investments in the consolidated balance sheet.

On 29 August 2003 Regus plc ("Old Regus") announced its intention to re-organise the Regus group of companies by putting in place a new holding company via a court approved Scheme of Arrangement under Section 425 of the Companies Act 1985 (the "Scheme"). In accordance with the court order under the Scheme of Arrangement, the issued share capital and the share premium of Old Regus at the effective date of the Scheme was cancelled against distributable reserves.

Under the Scheme, shareholders received a share in the Company for each share held in Old Regus. Old Regus was renamed Regus Limited and became a wholly owned subsidiary of the Company.

The Scheme was approved by shareholders at an Extraordinary General Meeting held on 25 October 2003 and was sanctioned by the High Court on 28 November 2003. It became effective on 1 December 2003.

The Scheme has been accounted for using merger accounting principles in accordance with FRS 6 'Acquisitions and Mergers'. Prior year share capital and reserves in the consolidated balance sheet reflect the nominal value of the shares in issue had New Regus been in existence at 31 December 2002.

Differences between the restated amounts and the previously reported reserves, represent the "merger difference", and have been reflected in other reserves. As a consequence of creating a new holding company under the scheme, there are no comparatives for the Company.

The creditor balances as at 31 December 2002 have been restated to better reflect the ageing of the rent accruals.

Under section 230(4) of the Companies Act 1985, the company is exempt from the requirement to present its own profit and loss account.

TRANSACTIONS IN FOREIGN CURRENCIES

Assets and liabilities of foreign subsidiaries and related hedging instruments are translated into sterling at the closing exchange rate prevailing at the balance sheet date. Results of overseas undertakings are translated into sterling at the average rates of exchange for the relevant period. Differences arising from the re-translation of the results of overseas undertakings are dealt with as a movement in reserves.

Transactions in foreign currency are recorded using the rate of exchange at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are recognised in the profit and loss account.



GOODWILL

Purchased goodwill (representing the excess of the fair value of the consideration given and associated costs over the fair value of the separable net assets acquired) arising on consolidation is capitalised and amortised to nil by equal annual instalments over its estimated useful life, normally 20 years.

On the subsequent disposal or termination of a business, the profit or loss on disposal or termination is calculated after charging the unamortised amount of any related goodwill.

TANGIBLE FIXED ASSETS AND DEPRECIATION

Depreciation is provided on a straight line basis at rates calculated to write off the cost of fixed assets to their estimated residual value over their estimated useful lives at the following rates:

Furniture
- 5 years

Fixtures and fittings
- shorter of the lease term, the first break point of the building lease or 10 years

Telephones and office equipment
- 5 years

Computer hardware
- 3 years

Computer software
- 2 years

Motor vehicles
- 4 years

FIXED ASSET INVESTMENTS

Fixed asset investments are accounted for at cost less any provision for impairment.

SALE OF GROUP UNDERTAKINGS

Consideration for the sale of Group subsidiaries is not recognised until the exact amount has been agreed.

STOCK

Stock is stated at the lower of cost and net realisable value. Stock relates to items purchased for resale to customers and to items intended for distribution within the business such as office supplies and marketing materials.

TAXATION

The credit for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

DILAPIDATIONS

The terms of most building leases require Regus to make good dilapidation or other damage occurring during the rental period. Accruals for dilapidations are only made when it is known that a dilapidation has occurred.

TURNOVER

Turnover, which excludes value added tax, represents the amount receivable in respect of services provided to customers and is accounted for on an accruals basis. Revenue is recognised monthly as services are provided. Revenue in respect of services invoiced in advance is deferred and recognised on provision of the service.

COST OF SALES

Cost of sales consists of costs from the individual business centres, including property lease costs, employee costs and start-up costs.

PENSIONS

The Group operates defined contribution schemes. Contributions are charged to the profit and loss account on an accruals basis.

Accounting policies







LEASES

a) Finance leases
Where the Group enters into a lease for furniture, fittings, equipment or cars which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease.

Under all such lease arrangements the asset is recorded in the balance sheet as a tangible asset and is depreciated over its estimated useful life in accordance with the policy described above. Future instalments under such leases, net of finance charges, are included in creditors.

Lease payments are apportioned between the finance element, which is charged to the profit and loss account on a sum of the digits basis or a post-tax actuarial basis, and the capital element, which reduces the outstanding obligation for future instalments.

b) Building leases
Building leases are all accounted for as operating leases because substantially all the risks and rewards of ownership remain with the lessor. The rental on certain leases is wholly or partly conditional on the profitability of the centre and therefore the risk to the business, in terms of rent, is reduced. Once all outstanding rent has been paid, landlords receive a share of the profits of the centre. For leases which are wholly or partly conditional on the profitability of the centre, an estimate is made of the likely rent payable based on profitability in respect of the period up to the date of the first market rent review or first break point in the lease, whichever is sooner, and this is spread on a straight line basis over that period.

Any subsequent changes in estimates are spread over the remaining period to the date of the first market rent review or first break point in the lease, whichever is sooner. Amounts payable in respect of profit shares are accrued once a sufficient net surplus has been made which would result in a profit share being paid.

Any incentives or rent free periods on conventional leases and the conventional element of leases which are partly conventional and partly conditional on profitability, are spread on a straight line basis over the period to the date of the first market rent review or first break point in the lease, whichever is sooner, so that the amounts charged to the profit and loss account are the same each year over that period.

FINANCIAL INSTRUMENTS

The Group uses various derivative financial instruments to hedge its exposures to fluctuations in foreign exchange risks. These include forward currency contracts and currency options.

The accounting method used for derivative financial instruments is determined by whether or not the instrument is designated as a hedge of an existing exposure and, if so by the accounting method used for the item being hedged.

The Group considers its derivative financial instruments to be hedges when certain criteria are met.

CURRENCY OPTIONS

Under hedge accounting for currency options, the Group defers the instrument's impact on profit until it fully recognises the underlying hedged item in the profit and loss account.

Option costs are charged to the interest cost over the life of the option contract. The related asset is classified as a prepayment.

At maturity, any realised gains and losses on the option is recognised in the profit and loss account in administration expenses. Unrealised losses are disclosed in the notes to the accounts.

CASH AND LIQUID RESOURCES

Cash for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market.

Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

These financial statements have been prepared in accordance with UK GAAP.



Notes to the financial statements

for the year ended 31 December 2003

1 Segmental reporting

The following tables set out the Group's segmental analysis by geographic region. The numbers reported include exceptional items.

	Turnover 31 Dec 2003 £'000	Turnover 31 Dec 2002 £'000	**Gross profit/(loss) (centre contribution) 31 Dec 2003 £'000**	Gross profit/(loss) (centre contribution) 31 Dec 2002 £'000
Geographic analysis		*Restated*		*Restated*
UK *	**62,822**	172,519	**-**	29,695
EMEA+	**148,488**	149,155	**13,767**	(20,312)
Americas	**85,641**	98,109	**(4,126)**	(45,496)
Asia Pacific	**24,174**	25,589	**3,478**	1,371
Other++	**3,779**	35	**3,779**	35
	324,904	445,407	**16,898**	(34,707)
Total Group	**256,581**	435,604		
Total joint ventures & associate	**68,323**	9,803		

*UK turnover for 2003 represents our 42% interest in the ordinary shares of Regus Holdings (UK) Limited.

+ EMEA represents Europe, Middle East and Africa.

++ Other represents management fees received from the UK associate and UK franchise income.

	Operating profit/(loss) 31 Dec 2003 £'000	Operating profit/(loss) 31 Dec 2002 £'000	**Net assets/ (liabilities) As at 31 Dec 2003 £'000**	Net assets/ (liabilities) As at 31 Dec 2002 £'000
Geographic analysis		*Restated*		*Restated*
UK	**(3,722)**	15,773	**8,361**	12,458
EMEA	**846**	(42,311)	**(40,653)**	(40,447)
Americas	**(22,953)**	(84,428)	**(3,855)**	(6,638)
Asia Pacific	**826**	(1,336)	**3,216**	5,889
Other*	**168**	(1,358)	**(23,550)**	(22,518)
	(24,835)	(113,660)	**(56,481)**	(51,256)
Net debt			**58,132**	22,384
Minority interest			**1,076**	240
			2,727	(28,632)
Total Group	**(20,900)**	(130,879)	**(4,637)**	(39,467)
Total joint ventures & associate	**(3,935)**	(5,497)	**7,364**	10,835

* includes non-regional exceptional costs.

2 Loss on ordinary activities before tax

	31 Dec 2003 £'000	31 Dec 2002 £'000
Loss before tax is stated after charging:		
Depreciation of tangible fixed assets:		
– owned assets	**19,678**	40,283
– assets under finance leases	**9,847**	16,113
Goodwill amortisation	**–**	238
Loss on sale of fixed assets	**1,686**	894
Operating leases:		
– property	**112,496**	137,990
– equipment	**6,764**	7,198
Audit fees:		
– company	**4**	4
– group	**622**	611
Non audit fees paid to the auditors		
– Group	**516**	250
– business disposal	**–**	130
Exceptional items (note 3a)	**6,355**	92,068

Non-audit fees for 2003 are primarily in respect of regulatory reporting on the Scheme of Arrangement and Rights Issue.

3(a) Exceptional items

Included in the results for the year to 31 December 2003 were pre-tax exceptional charges totalling £6.4 million (2002 £92.1 million) as follows:

	31 Dec 2003 £'000	31 Dec 2002 £'000
Cost of sales:		
Onerous leases, related closure & restructuring costs	**–**	20,130
Write-down of tangible assets	**–**	36,842
Administration expenses:		
Onerous leases, fixed asset impairment & restructuring costs	**337**	34,145
Professional fees relating to Chapter 11 and Scheme of Arrangement	**6,018**	–
Impairment of acquisition goodwill	**–**	4,002
Aborted business sales and mergers	**–**	722
Business interruption insurance receipt	**–**	(3,773)
	6,355	92,068

3(b) Profit on the sale of group undertakings

In the year we received net £6.7 million of deferred consideration from Alchemy Partners, relating to the disposal of 58% of our interest in the UK business in 2002. The deferred consideration received was contingent on the outcome of the audit of the completion accounts, and therefore was not recognised in 2002.

The Group was deemed to have disposed of a German subsidiary in 2003 resulting in a loss of £0.1 million.

3(c) Profit on the sale of own shares

In the year the trust which holds the shares for the ESOP disposed of 12,000,000 shares resulting in a net profit of £0.7 million.

The remaining shares were sold subsequent to the year end (see note 21).

4 Profit and loss account of holding company

The loss for the financial period to 31 December 2003 dealt with in the financial statements of the parent company, Regus Group plc, was £150,000 (December 2002: nil).

Notes to the financial statements

for the year ended 31 December 2003 *continued*

5 Employees and directors

	31 Dec 2003 £'000	31 Dec 2002 £'000
Staff costs		
Wages and salaries	**40,781**	58,318
Social security costs	**6,271**	7,958
Pension costs	**435**	504
	47,487	66,780

The Group contributes to the personal pension schemes of a small number of employees. The amount which is included within creditors is £17,800 (2002. £16,300).

	31 Dec 2003 Number	31 Dec 2002 Number
Average number of people (including executive directors) employed		
Centre staff	**1,167**	1,742
Sales staff	**170**	269
Finance staff	**112**	151
Other staff	**83**	124
	1,532	2,286

Employee numbers in 2002 are inclusive of 585 UK employees who are excluded from 2003 as a result of the disposal of the controlling interest in the UK business.

	31 Dec 2003 £'000	31 Dec 2002 £'000
Directors		
Aggregate emoluments	**1,007**	514
Company pension payments to money purchase scheme	**37**	52
Highest-paid director		
Aggregate emoluments	**559**	160
Company pension payments to money purchase scheme	**14**	13

Retirement benefits are accruing to three directors (2002: three) under a money purchase scheme. More detailed information on directors emoluments is provided in the report of the Remuneration Committee.

6 Net interest payable and other similar charges

	31 Dec 2003 £'000	31 Dec 2002 £'000
Interest payable on overdrafts and loans	**1,913**	4,482
Interest payable on finance leases	**3,372**	2,700
	5,285	7,182
Interest receivable	**(798)**	(1,917)
	4,487	5,265
Share of joint venture net interest payable	**–**	139
Share of associate net interest receivable	**(90)**	-
Net interest payable and other similar charges	**4,397**	5,404

7 Taxation

	31 Dec 2003 £'000	31 Dec 2002 £'000
The Group current tax		
United Kingdom tax		
– Corporation tax	**950**	5,776
– Under provision in respect of prior years	**406**	212
Foreign tax		
– Corporation taxes	**385**	852
– (Over)/under provision in respect of prior years	**(2,301)**	188
Total current tax	**(560)**	7,028
Deferred tax		
Origination and reversal of timing differences	**(1,973)**	(1,548)
Share of associate deferred tax charge	**465**	–
	(1,508)	(1,548)
Total tax (credit)/charge on loss on ordinary activities	**(2,068)**	5,480
Effective tax rate	***7.1%***	*(4.6)%*

Factors affecting the tax (credit)/charge for the year

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the loss before tax is as follows:

	31 Dec 2003 £'000	31 Dec 2002 £'000
Loss on ordinary activities before tax	**(29,232)**	(119,064)
Tax on loss on ordinary activities at 30% (2002: 30%)	**(8,770)**	(35,719)
Effects of:		
Expenses not deductable for tax purposes	**5,059**	17,987
Profit on disposal of interests in group companies	**(2,112)**	(6,086)
Non taxable income	**(18,836)**	–
Depreciation in excess of capital allowances	**(113)**	10,771
Short term timing differences	**2,787**	–
Utilisation of tax losses	**(285)**	(1,084)
Losses carried forward to future periods	**22,319**	20,684
Differences in tax rates on overseas earnings	**1,286**	75
Adjustment to tax charge in respect of previous periods	**(1,895)**	400
Total current tax	**(560)**	7,028

The tax losses to carry forward against certain future overseas corporation tax liabilities have the following expiration dates:

	as at 31 Dec 2003 £'000	as at 31 Dec 2002 £'000
2003	**–**	1,850
2004	**7,838**	11,504
2005	**8,755**	8,536
2006	**6,297**	6,487
2007	**4,561**	9,321
2008	**2,700**	95
2009	**751**	3,115
2010 and later	**123,515**	117,041
	154,417	157,949
Available indefinitely	**123,198**	41,587
Total tax losses available to carry forward	**277,615**	199,536

The Group has recognised a £2.6 million (2002: £0.6 million) deferred tax asset in respect of these losses.

Notes to the financial statements

for the year ended 31 December 2003 *continued*

8 Loss per share

Loss per share has been calculated by dividing the loss for the financial year by the weighted average number of ordinary shares in issue excluding those held under the employee share trust.

There were no adjustments to the retained loss for the year for the diluted loss per share computations.

In 2003 and 2002 share options were not included in the computation of diluted loss per share due to losses in 2003 and 2002, resulting in options being antidilutive.

The following summarises the calculation of loss per share for the years ended 31 December 2003 and 2002:

			31 Dec 2003	31 Dec 2002		
				Excluding UK	UK	Group
Loss for the year		(£'000)	(26,279)	(120,491)	(2,908)	(123,399)
Add: exceptional items & profit on business disposal and sale of own shares		(£'000)	(938)	70,157	(805)	69,352
Less: tax on exceptional items		(£'000)	–	–	–	–
Loss for the year before exceptional items & profit on business disposals and sale of own shares		(£'000)	(27,217)	(50,334)	(3,713)	(54,047)
Weighted average ordinary shares in issue	– basic and diluted	('000's)	574,805	564,052	564,052	564,052
Loss per ordinary share	– basic and diluted	(p)	(4.6)	(21.4)	(0.5)	(21.9)
Impact of exceptional items	– basic and diluted	(p)	0.1	(12.5)	0.2	(12.3)
Loss per ordinary share before exceptional items & profit on business disposals and sale of own shares	– basic and diluted	(p)	(4.7)	(8.9)	(0.7)	(9.6)

9 Goodwill

	Group 31 Dec 2003 £'000
Cost	
At 1 January and 31 December 2003	9,347
Amortisation	
At 1 January and 31 December 2003	9,347
Net book value at 1 January and 31 December 2003	–

10 Tangible fixed assets – Group

	Furniture and fittings £'000	Computers £'000	Motor vehicles £'000	Total £'000
Cost				
At 1 January 2003	221,855	21,959	128	243,942
Exchange differences	(3,755)	(13)	4	(3,764)
Additions	7,870	691	2	8,563
Business acquisitions	1,388	31	–	1,419
Business disposals	(3,801)	(428)	–	(4,229)
Other disposals	(24,008)	(1,517)	(23)	(25,548)
At 31 December 2003	**199,549**	**20,723**	**111**	**220,383**
Accumulated depreciation				
At 1 January 2003	133,488	16,591	91	150,170
Exchange differences	(2,514)	(121)	5	(2,630)
Charge for the period	25,939	3,586	–	29,525
Business disposals	(2,872)	(428)	–	(3,300)
Other disposals	(19,442)	(1,063)	(13)	(20,518)
At 31 December 2003	**134,599**	**18,565**	**83**	**153,247**
Net book value at 31 December 2003	**64,950**	**2,158**	**28**	**67,136**
Net book value at 31 December 2002	88,367	5,368	37	93,772

The net book value of fixed assets includes amounts held under finance leases as follows:

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Cost	**46,629**	58,217
Accumulated depreciation	**(31,018)**	(28,114)
Net book value	**15,611**	30,103

Notes to the financial statements

for the year ended 31 December 2003 *continued*

11 Investments

	Group Investment in own shares* £'000	Group Interest in associates £'000	Group Interest in joint ventures £'000	Group Other Investments £'000	Group Total £'000	Company Shares in Group undertakings £'000
At 1 January 2003	3,805	12,458	(1,623)	29	14,669	–
Exchange differences	–	–	369	(1)	368	–
Additions	–	–	259	–	259	29,256
Disposal	(2,958)	–	(164)	(23)	(3,145)	–
Share of retained losses	–	(4,097)	162	–	(3,935)	–
At 31 December 2003	**847**	**8,361**	**(997)**	**5**	**8,216**	**29,256**

* The nominal value of the Group's investment in own shares is £0.2 million. Note 21 provides details of the investment in own shares.
Details of investments in subsidiary companies are given on pages 52 to 53 of these accounts.

The following information is given in respect of the Group's 42% interest in the ordinary shares of its associate, Regus Holdings (UK) Limited, which became an associate on 31 December 2002.

Share of associate

	31 Dec 2003 £'000	31 Dec 2002 £'000
Share of profit and loss account:		
Turnover	**62,822**	–
Loss before tax	**(3,632)**	–
Taxation	**(465)**	–
Loss after tax	**(4,097)**	–
Share of balance sheet:		
Fixed Assets	**21,175**	27,090
Current Assets	**25,428**	24,296
Liabilities due within one year	**(37,909)**	(38,520)
Liabilities due after one year	**(333)**	(408)
Net assets	**8,361**	12,458

12 Debtors

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000	Company 31 Dec 2003 £'000
Amounts falling due within one year			
Trade debtors	**23,310**	21,622	**–**
Amounts owed by Group undertakings	**–**	–	**1,375**
Amounts owed by participating interest	**3,835**	1,966	**–**
Other debtors	**21,867**	20,449	**3,276**
Prepayments and accrued income	**9,031**	10,331	**–**
Deferred tax asset	**1,777**	–	**–**
VAT recoverable	**2,470**	4,657	**–**
	62,290	59,025	**4,651**
Amounts falling due after one year			
Deferred tax asset	**873**	–	**–**
Total debtors	**63,163**	59,025	**4,651**

As at 31 December 2003 the provision for bad and doubtful debts was £1,912,000 (2002: £2,442,000). An allowance for bad and doubtful debts is recorded at the end of each period based upon the expected collectability of all trade receivables.

An analysis of the bad and doubtful debt provision is as follows:

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Opening balance	**2,442**	2,858
Additional charges to profit and loss account	**2,489**	3,243
Provision utilisation	**(2,301)**	(107)
Provision released on sale of business	**(695)**	(3,576)
Exchange difference	**(23)**	24
Closing balance	**1,912**	2,442

Deferred tax asset

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Opening balance	**–**	–
Transfer in the year	**649**	–
Current year movement	**2,353**	–
Prior year movement	**(380)**	–
Exchange difference	**28**	–
At 31 December 2003	**2,650**	–
Analysed as:		
Debtors < 1 year	**1,777**	–
Debtors > 1 year	**873**	–

Notes to the financial statements

for the year ended 31 December 2003 *continued*

13 Creditors – amounts falling due within one year

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000	Company 31 Dec 2003 £'000
		Restated	
Bank loans and overdrafts	**2,507**	4,079	**–**
Other loans	**693**	699	**–**
Obligations under finance leases	**6,687**	11,788	**–**
Amounts owed to group undertakings	**–**	–	**2**
Trade creditors	**19,285**	29,188	**–**
Customer deposits	**32,142**	36,430	**–**
Other tax and social security	**3,295**	4,439	**–**
Corporation tax	**8,403**	10,529	**–**
Deferred income	**21,450**	20,351	**–**
Deferred landlord contributions	**1,150**	1,241	**–**
Rent accruals	**10,713**	8,714	**–**
Other accruals	**22,659**	18,150	**412**
Other creditors	**5,205**	3,645	**–**
	134,189	149,253	**414**

The prior year creditor has been restated to better reflect the ageing of the rent accrual.

14 Creditors – amounts falling due after more than one year

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
		Restated
Bank loans	**–**	5
Loan from associate	**5,000**	5,000
Other loans	**1,019**	1,262
Obligations under finance leases	**10,962**	13,393
Accruals and deferred income	**632**	98
Rent accruals	**16,577**	28,710
Other creditors	**–**	38
	34,190	48,506

The prior year creditor has been restated to better reflect the ageing of the rent accrual.

15 Maturity of debt

The maturity profile of the carrying amount of the Group's financial liabilities as at 31 December was as follows:

	Bank loans & overdrafts 31 Dec 2003 £'000	**Other loans 31 Dec 2003 £'000**	**Finance leases 31 Dec 2003 £'000**	**Total 31 Dec 2003 £'000**
Amounts falling due:				
Within 1 year or on demand	**2,507**	**693**	**6,687**	**9,887**
Between 1 and 2 years	**–**	**184**	**6,195**	**6,379**
Between 2 and 5 years	**–**	**594**	**4,596**	**5,190**
In 5 years or more	**–**	**5,241**	**171**	**5,412**
	2,507	**6,712**	**17,649**	**26,868**

	Bank loans and overdrafts 31 Dec 2002 £'000	Other loans 31 Dec 2002 £'000	Finance leases 31 Dec 2002 £'000	Total 31 Dec 2002 £'000
Amounts falling due:				
Within 1 year or on demand	4,079	699	11,788	16,566
Between 1 and 2 years	4	225	7,654	7,883
Between 2 and 5 years	1	658	5,375	6,034
In 5 years or more	–	5,379	364	5,743
	4,084	6,961	25,181	36,226

The following provides additional disclosure for bank loans, overdrafts and other loans:

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000	**Company 31 Dec 2003 £'000**
Amounts falling due:			
Within 1 year or on demand	**3,200**	4,778	**–**
Between 1 and 2 years	**184**	229	**–**
Between 2 and 3 years	**153**	203	**–**
Between 3 and 4 years	**130**	146	**–**
Between 4 and 5 years	**311**	310	**–**
After 5 years	**5,241**	5,379	**–**
	9,219	11,045	**–**

The following provides additional finance lease disclosure including the interest components of future minimum lease payments (Company: nil):

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Amounts falling due:		
Within 1 year or on demand	**9,284**	13,440
Between 1 and 2 years	**7,893**	8,656
Between 2 and 3 years	**4,156**	3,762
Between 3 and 4 years	**996**	1,050
Between 4 and 5 years	**248**	491
After 5 years	**270**	650
Total commitment	**22,847**	28,049
Less amounts representing interest	**(5,198)**	(2,868)
Present value of future minimum lease payments	**17,649**	25,181
Within 1 year	**6,687**	11,788
After 1 year	**10,962**	13,393

Notes to the financial statements

for the year ended 31 December 2003 *continued*

16 Provisions for liabilities and charges

	Group Deferred tax £'000	Group Onerous lease obligations £'000	Group Total £'000
At 1 January 2003	(649)	57,891	57,242
Provided in year	–	10,310	10,310
Utilised in year	–	(5,630)	(5,630)
Transferred in year	649	–	649
Provision released	–	(6,326)	(6,326)
Disposals	–	(1,845)	(1,845)
Exchange differences	–	(1,846)	(1,846)
At 31 December 2003	–	52,554	52,554
Amounts falling due within one year	–	38,259	38,259
Amounts falling due after one year	–	14,295	14,295

There is no unprovided deferred tax liability (note 7).

On 12 January 2004 £26.3 million ($45.1million) of the onerous lease obligation crystallised into a creditor on confirmation by the US courts that Regus could exit Chapter 11. Payments of £27.8 million were settled on the same date in respect of Chapter 11 liabilities. The balance of these payments relates to confirmed liabilities included within creditors at the 31 December 2003.

17 Called up share capital

	Group and Company 31 Dec 2003 £'000
Authorised	
1,600,000,000 ordinary shares of 5p each	80,000
50,000 redeemable preference shares of £1 each	50
	80,050
Allotted, called up and fully paid	
787,833,632 ordinary shares of 5p each	39,392
	39,392
Allotted and called up	
50,000 redeemable preference shares of £1 each	50
	39,442

The redeemable preference shares are redeemable at the option of the Company at their paid up value. The shares do not participate in any distribution of profits or proceeds in the event of a winding up. The redeemable preference shareholders are not entitled to vote at a general meeting.

18 Reserves

	Share Capital £ '000	Share Premium £ '000	Group Profit and Loss £ '000	Group Other (non distributable) £ '000	Shareholder Equity £ '000
Group					
At 1 January 2003	29,110	279,765	(343,775)	6,508	(28,392)
Scheme of Arrangement – merger accounting	–	(279,765)	–	279,765	–
At 1 January 2003 on a pro forma basis	**29,110**	**–**	**(343,775)**	**286,273**	**(28,392)**
Scheme of Arrangement – court approval	–	–	309,021	(309,021)	–
Shares issued on Rights Issue	9,794	45,051	–	–	54,845
Issue costs	–	(1,846)	–	–	(1,846)
Other share issues	538	1,159	–	–	1,697
Loss for year	–	–	(26,279)	–	(26,279)
Exchange	–	–	3,741	37	3,778
					–
At 31 December 2003	**39,442**	**44,364**	**(57,292)**	**(22,711)**	**3,803**
Company					
At 1 January 2003	–	–	–	–	–
Scheme of Arrangement – share capital exchange	29,256	–	–	–	29,256
Issue of shares	10,186	46,210	–	–	56,396
Issue costs	–	(1,846)	–	–	(1,846)
Loss for year	–	–	(150)	–	(150)
At 31 December 2003	**39,442**	**44,364**	**(150)**	**–**	**83,656**

The reorganisation of the Regus group of companies through the Scheme of Arrangement (see accounting policies, 'basis of consolidation') was sanctioned on 28 November 2003.

As at 1 January 2003 the total issued share capital of the Group was £29,110,000. At the date of the Scheme the total share capital allotted had increased to £29,256,000 and the share premium account amounted to £279,765,000.

In accordance with the court order under the Scheme of Arrangement, the issued share capital and the share premium of Regus plc ("Old Regus") at the effective date of the Scheme (1 December 2003) was cancelled against distributable reserves. Distributable reserves were therefore increased by £309,021,000.

The shareholders of Old Regus were issued with shares in Regus Group plc (the "Company") on a one for one basis. As a result, the Company had issued share capital of £29,256,000 (being 585,120,290 ordinary shares of 5 pence each) at the effective date of the Scheme. No share premium was recognised in the Company on the issue of these shares under s131 of the Companies Act.

On a consolidated basis, the Scheme has been accounted for using merger accounting principles in accordance with FRS6 'Acquisitions and Mergers'. As a result of the above transactions a merger reserve of £29,256,000 arises, which is included within other non-distributable reserves.

Notes to the financial statements

for the year ended 31 December 2003 *continued*

19 Cash flow statement

(a) Reconciliation of operating profit to net cash outflow from operating activities

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Continuing operating activities		
Group operating loss	**(28,193)**	(130,879)
Depreciation charge	**29,525**	56,074
Goodwill amortisation	**–**	238
Loss on disposal of fixed assets	**1,686**	894
Impairment of goodwill	**–**	4,002
Impairment of fixed assets	**–**	36,842
(Decrease)/Increase in provisions	**(5,604)**	31,548
Decrease in stocks	**138**	104
Decrease in debtors	**3,608**	25,114
Decrease in creditors	**(15,805)**	(34,720)
Net cash outflow from continuing operating activities	**(14,645)**	(10,783)

The cash outflow for year ending 31 December 2003 includes a £5,868,000 outflow (December 2002 – outflow of £16,603,000) relating to exceptional items charged during the year (see note 3a).

(b) Financing and management of liquid resources

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000
Management of liquid resources		
New cash deposits	**(18,851)**	(18,603)
Repayment of cash deposits	**27,362**	74,029
	8,511	55,426
Financing		
New loans	**–**	5,850
Repayment of loans	**(1,219)**	(41,063)
Payment of principal under finance leases	**(6,240)**	(13,979)
Issue of equity shares	**53,255**	16,916
Issue costs	**(1,846)**	-
	43,950	(32,276)

19 Cash flow statement *continued*

(c) Reconciliation of net cash flow to movement in net funds

	31 Dec 2003 £'000	31 Dec 2002 £'000
Increase in cash in the year	**35,350**	6,279
Cash outflow from change in borrowings and finance leases	**7,710**	49,192
Cash inflow from change in liquid resources	**(8,511)**	(55,426)
Change in net funds resulting from cash flows	**34,549**	45
Business acquisitions and disposals	**(710)**	(6,651)
Other non-cash items:		
New finance leases	**–**	(4,446)
Exchange differences	**1,910**	2,407
Movement in net funds in the year	**35,749**	(8,645)
Net funds at 1 January	**22,384**	31,029
Net funds at 31 December	**58,133**	22,384

(d) Analysis of changes in net funds in the period

	At 1 January 2003 £'000	Cash flow £'000	Disposals £'000	Other Non-cash changes £'000	Exchange movements £'000	At 31 December 2003 £'000
Cash at bank and in hand	29,065	34,939	–	(69)	170	64,105
Overdrafts	(1,253)	411	–	–	(20)	(862)
	27,812	35,350	–	(69)	150	63,243
Debt due after 1 year	(6,266)	244	76	7	(80)	(6,019)
Debt due within 1 year	(3,526)	975	15	(7)	205	(2,338)
Finance leases due after 1 year	(13,393)	10,830	–	(8,637)	238	(10,962)
Finance leases due within 1 year	(11,788)	(4,339)	19	8,638	783	(6,687)
	(34,973)	7,710	110	1	1,146	(26,006)
Liquid resources	29,545	(8,511)	(820)	68	614	20,896
	22,384	34,549	(710)	–	1,910	58,133

Liquid resources at 31 December 2003 include cash held on deposit of which £3.6 million (December 2002: £2.6 million) relates to collateral against bank loans and £13.6 million (December 2002: £26.1 million) relates to deposits which are held by banks as security for the issuance of bank guarantees and overdrafts to support lease commitments by Regus operating companies. These amounts are blocked and are not available for use by the business.

There are arrangements in place where cash balances and deposits with banks in the UK and the Netherlands can be offset against overdrawn accounts in the same bank.

Non-cash changes comprise new finance leases and movements between categories.

Notes to the financial statements

for the year ended 31 December 2003 *continued*

20 Financial instruments

Details of the role that financial instruments have had during the year in managing the risks that the Group faces are discussed in the Financial review on page 9 of the financial statements.

Short term debtors and creditors and intercompany balances

Short term debtors and creditors and Intercompany balances have been excluded from all the following disclosures other than the currency risk disclosure.

Interest rate risk and currency profile of financial liabilities and assets

The following table analyses the currency and interest rate composition of the Group's financial liabilities and assets, comprising gross borrowings, and deposits where applicable.

31 December 2003

	At floating rates £'000	At fixed rates £'000	Total £'000	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial liabilities					
Euro	(1,278)	(3,218)	(4,496)	7.7	1.9
Japanese Yen	–	(50)	(50)	6.6	0.6
Sterling	(5,000)	–	(5,000)	–	–
US Dollar	–	(13,691)	(13,691)	8.8	1.2
Others	(2,941)	(690)	(3,631)	11.0	2.3
	(9,219)	(17,649)	(26,868)		
Financial assets					
Chinese Rmb	605	–	605	–	–
Euro	17,371	–	17,371	–	–
Japanese Yen	586	–	586	–	–
Sterling	54,784	–	54,784	–	–
US Dollar	5,554	–	5,554	–	–
Others	6,101	–	6,101	–	–
	85,001	–	85,001		
	75,782	(17,649)	58,133		
Of which:					
Liquid resources	20,896	–	20,896		
Gross borrowings	(9,219)	(17,649)	(26,868)		
Cash	64,105	–	64,105		
	75,782	(17,649)	58,133		

20 Financial instruments *continued*

31 December 2002

	At floating rates £'000	At fixed rates £'000	Total £'000	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years
Financial liabilities					
Euro	(1,533)	(5,036)	(6,569)	7.7	1.9
Japanese Yen	–	(547)	(547)	6.6	0.6
Sterling	(5,000)	–	(5,000)	–	–
US Dollar	(745)	(18,645)	(19,390)	8.8	1.2
Others	(3,767)	(953)	(4,720)	11.0	2.3
	(11,045)	(25,181)	(36,226)		
Financial assets					
Chinese Rmb	731	–	731	–	–
Euro	15,978	–	15,978	–	–
Japanese Yen	372	–	372	–	–
Sterling	30,046	–	30,046	–	–
US Dollar	5,578	–	5,578	–	–
Others	5,905	–	5,905	–	–
	58,610	–	58,610		
	47,565	(25,181)	22,384		
Of which:					
Liquid resources	29,545	–	29,545		
Gross borrowings	(11,045)	(25,181)	(36,226)		
Cash	29,065	–	29,065		
	47,565	(25,181)	22,384		

Notes to the financial statements

for the year ended 31 December 2003 *continued*

20 Financial instruments *continued*

Maturity analysis of undrawn committed borrowing facilities

The Group had no undrawn committed borrowing facilities available at 31 December 2003 (2002: nil).

Currency exposure

As explained in the Financial review, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows, where appropriate, in the local currencies arising from its net investments. Gains and losses arising on net investments overseas are recognised in the statement of total recognised gains and losses.

The tables below show the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

31 December 2003

	Net foreign currency monetary assets/(liabilities)				
Functional currency of Group operation	**Euro £'000**	**Sterling £'000**	**US Dollar £'000**	**Others £'000**	**Total £'000**
Euro	**–**	**(6,462)**	**(2)**	**4,765**	**(1,699)**
Sterling	**(8,267)**	**–**	**(1)**	**(3,705)**	**(11,973)**
US Dollar	**3**	**(5,301)**	**–**	**(186)**	**(5,484)**
Others	**(132)**	**(5,674)**	**(4,650)**	**(3,319)**	**(13,775)**
	(8,396)	**(17,437)**	**(4,653)**	**(2,445)**	**(32,931)**

31 December 2002

Functional currency of Group operation	Euro £'000	Sterling £'000	US Dollar £'000	Others £'000	Total £'000
Euro	–	(82)	135	(176)	(123)
Sterling	(8,742)	–	(1,586)	2,225	(8,103)
US Dollar	(3)	–	–	242	239
Others	(4,538)	1	(3,217)	(692)	(8,446)
	(13,283)	(81)	(4,668)	1,599	(16,433)

20 Financial instruments *continued*

Fair value disclosures

The following table provides a comparison by category of the carrying amounts and the fair value of the Group's financial assets and liabilities at 31 December. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest.

The table below is a summary of the methods and assumptions used for each category of financial instrument.

	Book value 31 Dec 2003 £'000	**Fair value 31 Dec 2003 £'000**	Book value 31 Dec 2002 £'000	Fair value 31 Dec 2002 £'000
Primary financial instruments held or issued to finance the Group's operations				
Short-term borrowings	**(9,887)**	**(9,015)**	(16,567)	(15,504)
Long-term borrowings	**(16,981)**	**(13,681)**	(19,659)	(15,899)
Short-term deposits	**20,896**	**20,896**	29,545	29,545
Cash at bank and in hand	**64,105**	**64,105**	29,065	29,065

Summary of methods and assumptions

Forward foreign currency contracts and currency options

Fair value is based on market price of comparable instruments at the balance sheet date.

Short-term deposits and borrowings

The fair value of short-term deposits, loans and overdrafts approximates to the carrying value because of the short maturity of these instruments. The fair value of finance leases has been calculated by discounting future cash flows at the Group's weighted average cost of capital.

Long-term borrowings

The fair value of bank loans and other loans approximates to the carrying value because the majority are floating rate where payments are reset to market rates at intervals of less than one year. The fair value of finance leases has been calculated by discounting future cash flows at the Group's weighted average cost of capital.

Hedges

There were no off-balance sheet (unrecognised) or on-balance sheet (deferred) gains or losses in respect of financial instruments used as hedges at the end of the year.

Notes to the financial statements

for the year ended 31 December 2003 *continued*

21 Employee share ownership plan ("ESOP")

During 1999 the Group established the Regus Employee Trust. The Trustee is Mourant & Co Trustees Limited which is an independent professional trust company residing in Jersey. The trust is a discretionary trust for the benefit of employees (including directors). The ESOP provides for the issue of options and the payment of bonuses to the Group's employees (including directors) at the discretion of the Company. Regus Group plc is not *deemed to be the sponsor of the ESOP for the purposes of UITF 17.*

The Trustee is not entitled to receive dividends.

At 31 December 2003 the trust held 4,028,212 shares in Regus Group plc (note 11). The market value at 31 December 2003 was £2.2 million. Costs incurred by the trust are expensed in the profit and loss account. Subsequent to the year end the trust has sold all its remaining shares.

At 31 December 2003 awards over a total of nil (December 2002: 23,809,949) shares, net of lapses, had been granted to employees.

Details of the awards are provided below:

Award Type	Date exercisable	Exercise price £	31 December 2002 Number of awards	New Awards	Exercised awards	Lapses	**31 December 2003 Number of awards**
Performance awards	1 Jan 03 to 1 Jan 07	1.455	7,987,438	–	–	(7,987,438)	–
	1 Jan 04 to 1 Jan 08	2.600	958,528	–	–	(958,528)	–
	26 Mar 04 to 26 Mar 06	2.560	921,119	–	–	(921,119)	–
	8 Jun 04 to 26 Mar 06	2.560	258,524	–	–	(258,524)	–
	8 Jun 04 to 26 Mar 06	2.275	84,876	–	–	(84,876)	–
	29 Aug 04	0.475	50,000	–	–	(50,000)	–
	12 Nov 04	0.335	195,000	–	–	(195,000)	–
	31 Dec 05 to 28 Aug 12	0.068	500,000	–	(65,500)	(434,500)	–
Non-performance awards	1 Jan 03 to 1 Jan 07	1.455	5,216,114	–	–	(5,216,114)	–
	1 Jan 03 to 1 Jan 06	0.050	2,833,546	–	(1,102)	(2,832,444)	–
	1 Jan 04 to 1 Jan 08	2.600	1,438,206	–	–	(1,438,206)	–
	29 Aug 04	0.475	50,000	–	–	(50,000)	–
	12 Nov 04	0.335	3,025,000	–	(2,116,800)	(908,200)	–
	28 Feb 05 to 27 Feb 12	0.248	155,000	–	(134,400)	(20,600)	–
	28 Mar 05 to 27 Mar 12	0.440	55,512	1,761	(57,273)	–	–
	30 May 05 to 29 May 12	0.385	81,086	–	(71,997)	(9,089)	–
	28 Apr 06	0.233	–	168,000	(168,000)	–	–
			23,809,949	169,761	(2,615,072)	(21,364,638)	–

On approval of the Scheme of Arrangement, on 28 November 2003, certain share options became exercisable prior to the contracted date. At the effective date of the Scheme of Arrangement on 1 December 2003 any unexercised options lapsed.

In addition, at 31 December 2003, no awards over American Depository Shares (December 2002: 623,215), net of lapses, had been granted to employees.

Details of the awards are provided below:

Award Type	Date exercisable	Exercise price $	31 December 2002 Number of awards	New Awards	Exercised awards	Lapses	**31 December 2003 Number of awards**
Performance awards	26 Mar 04 to 26 Mar 06	18.188	71,645	–	–	(71,645)	–
	8 Jun 04 to 26 Mar 06	18.188	57,621	–	–	(57,621)	–
	8 Jun 04 to 26 Mar 06	16.200	83,949	–	–	(83,949)	–
	29 Aug 04	3.290	73,000	–	–	(73,000)	–
	31 Dec 05 to 29 May 09	2.810	200,000	24,000	(224,000)	–	–
Non-performance awards	29 Aug 04	3.290	10,000	7,920	(17,920)	–	–
	12 Nov 04	2.300	126,000	–	(101,920)	(24,080)	–
	29 Feb 05 to 27 Feb 12	2.000	1,000	120	(1,120)	–	–
			623,215	32,040	(344,960)	(310,295)	–

On approval of the Scheme of Arrangement certain share options became exercisable prior to the contracted date. At the effective date of the Scheme of Arrangement any unexercised options lapsed.

22 Capital commitments

	Group 31 Dec 2003 £'000	Group 31 Dec 2002 £'000	Company 31 Dec 2003 £'000
Contracts placed for future capital expenditure not provided in the financial statements	-	925	-

23 Operating lease commitments

At 31 December the Group has lease agreements in respect of properties, motor vehicles, plant and equipment, for which the payments extend over a number of years.

	Property 31 Dec 2003 £'000	Vehicles, plant and equipment 31 Dec 2003 £'000	Total 31 Dec 2003 £'000	Property 31 Dec 2002 £'000	Vehicles, plant and equipment 31 Dec 2002 £'000	Total 31 Dec 2002 £'000
Annual commitments under non-cancellable operating leases expiring:						
Within one year	5,127	1,935	7,062	2,282	946	3,228
Between one and five years	59,806	5,865	65,671	64,970	4,525	69,495
After five years	42,617	67	42,684	79,777	205	79,982
	107,550	7,867	115,417	147,029	5,676	152,705

	31 Dec 2003 Total £'000	31 Dec 2002 Total £'000
Minimum future lease payments under non-cancellable operating leases:		
Amounts due within one year	115,417	152,705
Amounts due between one and two years	99,708	146,038
Amounts due between two and three years	83,341	138,232
Amounts due between three and four years	63,792	117,317
Amounts due between four and five years	54,555	98,014
Amounts due after five years	100,046	243,823
	516,859	896,129

24 Contingent liabilities

The Group has bank guarantees and letters of credit held with certain banks totalling £17.2 million (December 2002: £28.7 million). The Company also acts as a guarantor for certain obligations of other subsidiary entities.

At 31 December 2003 the Group had received a number of claims and, where appropriate, the Group has made provisions.

25 Related party transactions

During the year ended 31 December 2003 the Group received management fees of £5.6 million (2002: £1.3 million) from its joint venture entities and associate as listed on pages 52 and 53. Regus rented office space from its associate incurring costs of £0.3 million.

At 31 December 2003, £3.8 million (2002: £2.0 million) was due to the Group from the joint ventures and associate. At 31 December 2003 Regus had outstanding a loan from its associate amounting to £5.0 million (2002: £5.0 million). It incurred interest of £0.4 million (2002: Nil) on the loan during the year.

26 Post balance sheet events

On 12 January 2004 Regus confirmed its formal exit from Chapter 11. The Group paid £27.8 million to its creditors and is no longer subject to any court or creditor supervision.

Principal Group companies

Name of Group entity	Country of incorporation	% of equity and votes held
Regus Business Centre SA	Argentina	100
Regus Centres Pty Ltd	Australia	100
Regus Asia Pacific Pty Ltd	Australia	100
Regus Business Centre GmbH	Austria	100
Regus Belgium NV	Belgium	100
Skyport Bruxelles NV	Belgium	100
Regus Do Brasil Ltda	Brazil	100
Regus Business Centre Ltd	Canada	100
Regus Business Centres Canada Ltd Partnership +++	Canada	60
Regus Columbia Ltda	Columbia	100
Regus Business Centre Chile Ltda	Chile	100
Regus Business Services (Shanghai) Ltd	China	100
Regus Business Centre sro	Czech Republic	100
Regus Copenhagen ApS	Denmark	100
Regus Business Centre (Egypt)	Egypt	100
Regus Business Centres (Holdings) Ltd	England	100
Regus Business Centre Trading Ltd +	England	100
Regus Holdings (UK) Ltd	England	42
Regus Management Ltd	England	100
Regus Investments Ltd	England	100
Regus Limited (formerly Regus plc)*	England	100
Regus Finland Oy	Finland	100
Regus Paris SA	France	100
Regus Roissy SA	France	100
RBC Deutschland GmbH	Germany	100
Regus GmbH and Co KG	Germany	100
Regus Verwaltungs GmbH	Germany	100
Regus Hellas SA	Greece	100
Regus Business Centre Ltd	Hong Kong	100
Regus Central Europe Trading and Servicing Ltd	Hungary	100
Regus Kft	Hungary	100
Europa Business Centre Ltd	Ireland	100
Regus Ireland Ltd	Ireland	100
Regus Finance	Ireland	100
Regus Franchise International Ltd	Ireland	100
Regus Business Centres Ltd	Israel	100
Regus Business Centre Srl	Italy	100
Regus Milano Centrale Business Centre S.p.A +++	Italy	65
Regus Japan KK	Japan	100
SIA Regus Business Centre	Latvia	100
Regus Luxembourg SA	Luxembourg	100
Regus Centres Sdn Bhd	Malaysia	100
Regus Business Centre SA de CV	Mexico	100
Regus Services SA de CV	Mexico	100
Regus Maroc SARL	Morocco	100
Regus Zenith SARL+++	Morocco	50
Regus Amsterdam BV	Netherlands	100
Regus Business Centre BV	Netherlands	100
Regus International Holdings BV ++	Netherlands	60

Principal Group companies *continued*

Name of Group entity	Country of incorporation	% of equity and votes held
Satellite Business Centre Schiphol BV	Netherlands	100
Skyport Business Services BV	Netherlands	100
MAATSCHAP Regus Amsterdam 2 +++	Netherlands	50
Regus Business Centre Ibsen AS	Norway	100
Regus Business Centre Skoyen AS	Norway	100
Regus Business Centre Nydalen AS	Norway	100
Regus Business Centre Norge AS	Norway	100
Regus Business Centre (Panama) SA	Panama	100
Regus Business Centre (Peru) SA	Peru	100
Regus Centres Inc	Philippines	100
Regus Business Centre SP zoo	Poland	100
Regus Business Centre Lda	Portugal	100
LLC Regus Business Centre	Russia	100
Regus Centres Pte Ltd	Singapore	100
Regus Business Services Marina Pte Ltd	Singapore	100
Regus Singapore Business Centre Pte Ltd	Singapore	100
Regus Business Centre Bratislava sro	Slovakia	100
Regus Business Centre SA	Spain	100
Business Centre Gothenburg AB	Sweden	100
Business Centre Stockholm AB	Sweden	100
Business Centre Sweden AB	Sweden	100
Regus Business Centre (S) SA	Switzerland	100
Regus Business Centre (Tanzania) Ltd	Tanzania	100
Regus Centres (Thailand) Ltd	Thailand	100
Regus Tunisie SARL	Tunisia	100
Regus Is Merkezi Isletmeciligi Ltd Sirketi	Turkey	100
Regus Business Centres (Ukraine)	Ukraine	100
Regus International Services SAFI	Uruguay	100
Regus Business Centre Corp	USA	100
Regus Equity Business Centres LLC +++	USA	50
Regus Business Centre Latin LLC	USA	100
Stratis Business Centres Inc	USA	100
Regus Centre (Vietnam) Ltd	Vietnam	100

Investments in Group undertakings are held at cost all of which are included within the consolidated results.

* Shares held directly by Regus Group plc
Other than Regus Limited, Regus Business Centre BV, Regus Business Centres (Holdings) Ltd, Regus Finance, Regus Investments Ltd, Regus Asia Pacific Ltd, Regus Holdings UK Ltd and Regus International Services SAFI which are investment holding companies and Regus Management Ltd which is a management company employing head office staff, the principal activity of all other companies is the provision of fully serviced business centres.

+ Our Azerbaijan business operates as a branch of this company.
++ Our South African business operates as a branch of this company.
+++ These are joint ventures

The Annual General Meeting will be held at Regus City Point, 1 Ropemaker Street, London EC2Y 9HT, at 10.00am on 18 May 2004.


Regus

REGISTRAR

Administrative enquiries about the holding of Regus shares should be directed in the first instance to the Registrar whose address is:

Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Tel: +44 (0) 20 8639 2000
www.capita-irg.com

INVESTOR RELATIONS

For investor enquiries please contact:

Stephen Jolly
Group Communications
Regus Group plc
3000 Hillswood Drive
Chertsey
KT16 0RS
United Kingdom
Tel: +44 (0) 1932 895 135
Fax: +44 (0) 1932 895 261
by email: stephen.jolly@regus.com

UNSOLICITED MAIL

The Company is obliged by law to make its share register available to other organisations who may then use it for a mailing list. If you wish to limit the receipt of unsolicited mail you may do so by writing to:

The Mail Preference Service (MPS)
Freepost 22
London W1E 7EZ
United Kingdom
Tel: +44 (0) 845 703 4599

MPS will then notify the organisations which support its service that you do not wish to receive unsolicited mail.

FURTHER INFORMATION

Information about Regus may be found on the Regus website at:

www.regus.com

Registered office
Regus Group plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom
Registered number 4868977

Tel: +44 (0) 1932 895 000
Fax: +44 (0) 1932 895 001

Regus

Dear shareholder



ANNUAL GENERAL MEETING

I am pleased to give you information about the Annual General Meeting, to be held at City Point, 1 Ropemaker Street, London EC2Y 9HT at 10am on Tuesday 18 May 2004.

ACTION TO BE TAKEN

A form of proxy is enclosed for you to complete, according to the instructions printed on it and to send to the Company's registrar - Capita Registrars (Proxies), PO Box 25, Beckenham, Kent BR3 4BR - to arrive no later than 10am on Sunday, 16 May 2004. You will not be prevented from attending and voting at the meeting, if you subsequently find that you are able to do so.

LOCATION OF THE MEETING

The meeting is to be held at City Point in the Regus Conference Centre on the 9th floor.

RECOMMENDATION

We, your directors, consider that all of the resolutions set out in the Notice of Annual General Meeting are in the best interests of shareholders and recommend that you vote in their favour, as we shall regarding our own shareholdings.

Yours faithfully

John Matthews

Chairman
Regus Group plc

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Regus Group plc will be held at City Point, 1 Ropemaker Street, London EC2Y 9HT, on Tuesday 18 May at 10.00am to consider and, if thought fit, pass the following resolutions:

ORDINARY BUSINESS

1 **Report and accounts**
To receive the report of the directors and the financial statements for the year ended 31 December 2003 together with the report of the auditors.

2 **Re-election of director**
To re-elect Rudolf Lobo as a director of the Company.

3 **Re-appointment of auditors**
To re-appoint KPMG as auditors to the Company and to authorise the directors to determine the auditors' remuneration for the year.

4 **Remuneration report**
To approve the directors' remuneration report for the year ended 31 December 2003.

5 **New Employee share plans**
that:
(i) The Regus Group Restricted Award Plan and the Regus Group Option Share Plan (the Plans), a summary of the principal features of which are set out on pages 17 to 20 of the Report and Accounts, be and they are hereby approved and the directors be and they are hereby authorised to do all such acts and things necessary to carry them into effect; and
(ii) the directors be and they are hereby authorised to establish a further plan or plans containing such provisions as the directors may decide subject to the following:
(a) such plans must operate within the limits on the number of new ordinary shares which may be made available from time to time under the Plans;
(b) such plans must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Plans; and
(c) once established, the provisions of such plans may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provisions in the Plans; and
(iii) the directors be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the Plans referred to in this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the Articles of Association of the Company be and is hereby relaxed accordingly.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following resolutions of which Resolution 6 will be proposed as an ordinary resolution and Resolutions 7 and 8 will be proposed as special resolutions:

6 Directors' authority to allot ordinary shares
That the directors be and are hereby authorised, generally and unconditionally, for the purposes of Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities up to the aggregate nominal amount of £13,130,560 being the lesser of (i) the Company's authorised but unissued share capital at the date of the resolution and (ii) the sum of (a) one-third of the Company's issued ordinary share capital at the date of the resolution and (b) any amounts outstanding at the date of the resolution which have previously been approved by shareholders to satisfy the Company's obligations to issue shares.

The Company may make any offer or agreement prior to the expiry of this authority which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities after such expiry in accordance with this authority in pursuance of such offer or agreement.

This authority shall expire immediately prior to the fifth anniversary of the passing of this resolution. All unexercised authorities vested in the directors, immediately prior to the general meeting at which this resolution is passed, to allot relevant securities are hereby revoked. Expressions used in this resolution which are defined in the Companies Act 1985 shall have the same meaning as used herein.

7 Directors' power to disapply pre-emption rights
That if Resolution 6 is passed as an ordinary resolution, the directors be and are hereby empowered in accordance with section 95(1) of the Companies Act 1985 from time to time to allot equity securities pursuant to the general authority referred to in Resolution 6 to such persons and in such manner as the directors may think fit as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of shareholders and in favour of holders of any other class of equity security in accordance with the rights attached to such class where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and
(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to the aggregate nominal amount of £1,969,584 being 5% of the ordinary share capital in issue at 29 March 2004.

This power shall enable the Company to make any offer or agreement before the expiry of such general authority which would or might require securities to be allotted after such expiry and the directors may allot equity securities after such expiry pursuant to any such offer or agreement. Expressions used in this resolution which are defined in the Companies Act 1985 shall have the same meanings as used herein.

This authority shall expire immediately prior to the fifth anniversary of the passing of this resolution.

8 Company's authority to purchase ordinary shares.
That the Company be and is hereby unconditionally and generally authorised for the purpose of Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163 of that Act) of ordinary shares of the Company provided that:
(i) the maximum number of shares which may be purchased is 78,783,359;
(ii) the minimum price which may be paid is the nominal value of each share;
(iii) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased;
(iv) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2005 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Registered Office:
3000 Hillswood Drive
Chertsey, Surrey
KT16 0RS

By order of the Board
T S J Regan
Regus Group plc
Company Secretary
29 March 2004

9.00 am Doors open to shareholders
9.15 am Auditorium opens
10.00 am Annual General Meeting begins

Any member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote instead of the member. A proxy need not be a member of the Company.

EXPLANATORY NOTES TO THE RESOLUTIONS

Resolution 1
Report and accounts
The directors are required to present to the Annual General Meeting, the directors' and auditors' reports and the accounts of the Company for the year ended 31 December 2003.

Resolution 2
Re-election of directors
The Company's Articles of Association require that any director appointed since the last Annual General Meeting and, additionally, one-third in number of the directors must retire by rotation (including those directors who have held office at the time of the preceding two Annual General Meetings and who did not retire at either of them). In accordance with the Articles of Association, Rudolf Lobo shall retire.

The retiring director offers himself for re-election. Brief details of all the directors, including those seeking re-election at the meeting, are to be found in this Annual Report and Accounts.

Resolution 3
Re-appointment of auditors
The auditors of a company must be appointed at each general meeting at which accounts are presented. Resolution 3 proposes the re-appointment of the Company's existing auditors KPMG for a further year. The resolution also gives authority to the directors to determine the auditors' remuneration.

Resolution 4
Remuneration report
New legislation which came into effect in August 2002 requires all listed companies with financial years ending on or after 31 December 2002 to put their directors' remuneration report to a vote by shareholders. Accordingly, a resolution is proposed to approve the remuneration report set out on pages 16 to 22 of the Report and Accounts.

Resolution 5
New employee share plans
The directors seek your approval to establish two new employee share plans, the principal features of which are summarised on pages 17 to 20 of this Report and Accounts. In addition, the Directors seek authority to establish further plans, based on the plans summarised in pages 17 to 20, but modified to take account of local tax, exchange control or securities laws.

A copy of the rules of each of the Plans will be available for inspection at the registered office of the Company and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on any weekday from the date of this notice until the date of the Meeting and at the venue for a period of at least 15 minutes before the meeting

Resolution 6
Directors' authority to allot ordinary shares under Section 80 of the Companies Act 1985
The directors require the authority of shareholders in general meeting to allot unissued shares of the Company and this resolution seeks to renew the authority last granted to the directors at the 2003 Annual General Meeting. Although this authority is not due to expire until the fifth anniversary of the date of the passing of the resolution, the directors consider it appropriate, and in line with current practice, to seek renewal of the authority on an annual basis. Accordingly, the directors seek the authority to allot, at their discretion, an amount of relevant securities up to the aggregate nominal amount of £13,130,560 being one-third of the issued ordinary share capital of the Company at the date of the resolution. The directors do not have any present intention of exercising this authority other than in respect of the Company's share option schemes and if necessary to satisfy the consideration payable for businesses acquired or to be acquired. This authority supersedes all previous authorities and the directors intend to seek its renewal at next year's Annual General Meeting.

Resolution 7
Directors' power to disapply pre-emption rights
Under Section 95 of the Companies Act 1985, the directors require the authority of shareholders in general meeting to disapply section 89 of the Companies Act 1985 so that they can allot authorised but unissued shares in the Company for cash other than to existing holders of ordinary shares pro rata to their holdings or alternatively, should appropriate circumstances arise, allot shares in connection with a rights issue (subject to certain limited exclusions for arrangements). At the present time there is no intention to exercise such authority.

The directors intend to seek renewal of the authority given by Resolution 7 at next year's Annual General Meeting.

Resolution 8

Authority to purchase own shares

In certain circumstances, it may be advantageous for the Company to purchase its own ordinary shares and Resolution 8 seeks authority from the shareholders to make such purchases in the market. The directors consider it desirable for this general authority to be available to provide additional flexibility in the management of the Company's capital resources.

The directors have no specific intention of using such authority and would do so only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases is in the best interests of shareholders generally. Any shares purchased under this authority may be cancelled and the number of shares in issue will be reduced accordingly.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into effect on December 2003, the Company will be permitted to hold its own shares following a purchase as an alternative to cancelling them.

Resolution 8 specifies the maximum number of shares which may be purchased (representing up to 10% of the Company's ordinary share capital in issue as at 30 March 2004) and the minimum and maximum prices at which they may be bought. The authority given by Resolution 8 will last until the conclusion of next year's Annual General Meeting (or, if earlier, 15 months from 18 May 2004 being the date of the passing of the present resolutions). The directors intend to seek renewal of this power at subsequent Annual General Meetings.

INFORMATION FOR SHAREHOLDERS AND OTHER PARTICIPANTS

This section provides information for shareholders and other "participants" who have the rights in connection with this meeting.

Shareholders

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the time by which a person must be entered on the register of members in order to have the right to attend or vote at the Annual General Meeting is 10.00am on Tuesday 18 May 2004. Entries in the register after that time will be disregarded in determining the rights of any person to attend or vote at the meeting. Such a shareholder is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a shareholder of the Company.

A prepaid proxy card is enclosed and, to be valid, it must be completed according to the instructions printed on it and sent to the Company's registrar Capita IRG Plc, PO Box 25, Beckenham, Kent BR3 4BR, to arrive no later than 10.00am on Sunday 16 May 2004.

Shareholders who return completed proxy voting forms may still attend the meeting instead of their proxies and vote in person if they wish. In the event of a poll in which the shareholders votes in person, his/her proxy votes lodged with the Company will be excluded.

Documents

Copies of the following items will be available for inspection at the registered office of the Company during normal business hours on any weekday excluding Saturdays, Sundays and public holidays, from the date of this notice until the date of the meeting. They will also be available for inspection at the place of the meeting for a period of at least 15 minutes before the meeting and until the conclusion of the meeting:

- The register of members;
- The register of directors' shareholdings;
- Directors' service contracts;
- Memorandum of Association;
- The Company's current Articles of Association.

9.00 am
Doors open to shareholder registration desk and reception area
9.15 am
Auditorium opens
10.00 am
Annual General Meeting begins

Shareholders will be asked to vote on each of the resolutions set out in this Notice of Annual General Meeting. Shareholders will have an opportunity to ask questions at the meeting.

Who may attend?

Only shareholders and their proxies are entitled to attend the meeting. Non-shareholders will be admitted, as non-participating observers, at the discretion of the Company.





Admission

You will be asked to register at the shareholder reception desk. If you have been appointed as a shareholder proxy, you should make this fact known to the shareholder reception desk.

Security

Shareholders are reminded that briefcases, cameras, laptop computers, tape-recorders, etc. are not allowed in the meeting room. We also ask that mobile phones be switched off during the meeting.

About the meeting

At the meeting you will be asked to vote on the resolutions which are set out in this Notice of Meeting. Explanatory notes are also provided. You may therefore find it helpful to bring this document with you. However, you do not need to bring any other documents. During the meeting the Chairman will give shareholders the opportunity to ask questions.

Smoking

Smoking is not permitted in the building.

Regus Group plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom
Registered number: 4868977

www.regus.com

Five-year summary

Profit and loss data	31 Dec 1999 £m	31 Dec 2000 £m	31 Dec 2001 £m	31 Dec 2002 £m	**31 Dec 2003 £m**
Turnover (including share of joint ventures)	200.6	429.2	524.6	445.4	**324.9**
Less: share of turnover of joint ventures	–	(8.1)	(12.0)	(9.8)	**(5.5)**
– associate	–	–	–	–	**(62.8)**
Turnover	200.6	421.1	512.6	435.6	**256.6**
Cost of sales (centre costs) before exceptional items	(183.5)	(320.8)	(434.7)	(413.3)	**(239.7)**
Exceptional cost of sales	–	–	(38.0)	(57.0)	**–**
Cost of sales (centre costs) after exceptional items	(183.5)	(320.8)	(472.7)	(470.3)	**(239.7)**
Gross profit/(loss) (centre contribution)	17.1	100.3	39.9	(34.7)	**16.9**
Administration expenses before exceptional items	(60.0)	(86.9)	(91.3)	(61.1)	**(38.7)**
Exceptional items	(5.1)	(9.5)	(52.5)	(35.1)	**(6.4)**
Administration expenses after exceptional items	(65.1)	(96.4)	(143.8)	(96.2)	**(45.1)**
Group operating (loss)/profit	(48.0)	3.9	(103.9)	(130.9)	**(28.2)**
Share of operating loss in joint ventures	(0.1)	(1.0)	(5.6)	(5.5)	**(0.2)**
– associate	–	–	–	–	**(3.7)**
Total operating (loss)/profit: Group and share of joint ventures	(48.1)	2.9	(109.5)	(136.4)	**(32.1)**
Profit on sale of group undertakings	–	–	–	22.7	**6.6**
Profit on sale of own shares	–	–	–	–	**0.7**
(Loss)/profit on ordinary activities before interest	(48.1)	2.9	(109.5)	(113.7)	**(24.8)**
Net interest payable and similar charges	(6.8)	(6.8)	(0.6)	(5.4)	**(4.4)**
Loss on ordinary activities before tax	(54.9)	(3.9)	(110.1)	(119.1)	**(29.2)**
Tax credit/(charge) on loss on ordinary activities	(1.5)	(9.9)	(10.1)	(5.5)	**2.1**
Loss on ordinary activities after tax	(56.4)	(13.8)	(120.2)	(124.6)	**(27.2)**
Minority interests	–	0.3	1.9	1.2	**0.9**
Retained loss for the financial period	(56.4)	(13.5)	(118.3)	(123.4)	**(26.3)**
Loss per ordinary share:					
Basic and diluted (p)	(12.0)	(2.7)	(21.0)	(21.9)	**(4.6)**
Weighted average number of shares outstanding (thousands)	469,486	497,889	563,528	564,052	**574,805**
Balance sheet data (at year end):					
Fixed assets and investments	126.8	244.6	251.5	110.1	**76.3**
Cash	72.1	169.8	117.1	58.6	**85.0**
Total assets	268.3	544.4	486.3	228.0	**224.7**
Creditors: amount falling due within one year	(189.9)	(317.9)	(344.4)	(149.3)	**(134.2)**
Creditors: amounts falling due after more than one year	(102.4)	(23.1)	(24.8)	(50.1)	**(35.2)**
Provisions	–	(0.8)	(28.3)	(57.2)	**(52.6)**
Equity minority interests	0.2	0.4	(0.4)	0.2	**1.1**
Equity shareholders' (deficit)/funds	(23.7)	203.1	88.4	(28.4)	**3.8**

The 5 year summary reflects the reported results of the Group. No adjustment has been made for the disposal of the UK business.

THE "SAFE HARBOUR" STATEMENT UNDER THE US PRIVATE SECURITIES REFORM ACT OF 1995

This Annual Report contains statements concerning the Group's business, financial condition, results of operations and certain of the Group's plans, objectives, assumptions, projections, expectations or beliefs with respect to these items. These statements are intended as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: the Group's future cash flow position, the Group's cost reduction programme, expectations regarding sales, trading profit and growth, the Group's possible or assumed future results of operations and/or those of the Group's associates and joint ventures, capital expenditure, adequacy of capital and liquidity, financing plans, and those preceded by, followed by, or that included the words "believe", "expect", "intend", "plan", "anticipate" or similar expressions.

The Company cautions that any forward-looking statements in this Annual Report may and often do vary from actual results and the differences between these statements and actual results can be material. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this press release, including, without limitation, changes in the Company's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward looking statements. These factors include, among other things, the nature of the serviced office market, the long-term nature of the Company's lease commitments, its financing requirements, foreign exchange, risks of litigation, and other risks and uncertainties described in the Company's filings with the Securities and Exchange Commission.

Regus Group plc
3000 Hillswood Drive
Chertsey
Surrey KT16 0RS
United Kingdom

www.regus.com

Registered number: 04868977